Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

BEST Global Partners

Phoenix Global Partners

and

BEST Inc.

dated as of

June 19, 2024

TABLE OF CONTENTS

Page

ARTICLE I	DEFINITIONS AND INTERPRETATION	3

Section 1.1	Certain Definitions	3

Section 1.2	Terms Defined Elsewhere	13

Section 1.3	Interpretation	14

ARTICLE II	THE MERGER	16

Section 2.1	The Merger	16

Section 2.2	Closing	16

Section 2.3	Effective Time	17

Section 2.4	Effects of the Merger	17

Section 2.5	Directors and Officers	17

Section 2.6	Governing Documents	17

ARTICLE III	TREATMENT OF SECURITIES	18

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	26

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	49

ARTICLE VI	CONDUCT OF BUSINESS PENDING THE MERGER	54

ARTICLE VII	ADDITIONAL AGREEMENTS	71

ARTICLE VIII	CONDITIONS TO THE MERGER	77

Section 8.1	Conditions to Each Party’s Obligations	77

Section 8.2	Conditions to Obligations of Parent and Merger Sub	78

Section 8.3	Conditions to Obligations of the Company	79

Section 8.4	Frustration of Closing Conditions	79

ARTICLE IX	TERMINATION	80

Section 9.1	Termination	80

Section 9.2	Effect of Termination	81

ARTICLE X	MISCELLANEOUS	81

Section 10.1	Amendment and Modification; Waiver	81

Section 10.2	No Survival of Representations and Warranties	82

Section 10.3	Expenses	82

Section 10.4	Notices	82

Section 10.5	Counterparts	84

Section 10.6	Entire Agreement; Third-Party Beneficiaries	84

Section 10.7	Severability	84

Section 10.8	Governing Law; Jurisdiction	84

Section 10.9	WAIVER OF JURY TRIAL	86

Section 10.10	Assignment	86

Section 10.11	Enforcement; Remedies	86

Exhibit A	PLAN OF MERGER	91

Exhibit B	COMPANY DISCLOSURE SCHEDULE	100

Exhibit C	SCHEDULE of qualified company options	101

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated June 19, 2024, is by and among BEST Global Partners, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), Phoenix Global Partners, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and BEST Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “CICA”), it is proposed that Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICA) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee established by the Company Board (the “Special Committee”), has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders (other than shareholders and ADS holders who are affiliates of the Company including the holders of Excluded Shares), (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger, and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (the “Company Board Recommendation”) and to include such recommendation in the Proxy Statement (as defined herein) and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval at the Shareholder Meeting;

WHEREAS, (i) the respective board of directors of each of Parent and Merger Sub has each unanimously (a) approved the execution, delivery and performance by Parent and Merger Sub, as applicable, of this Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein, and (b) declared it advisable for Parent and Merger Sub, as applicable, to enter into this Agreement and the Plan of Merger and to consummate the Transactions upon the terms and subject to the conditions set forth herein, and (ii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, prior to or substantially concurrently with the execution and delivery of this Agreement, each of Mr. Shao-Ning Johnny Chou (“Mr. Chou”), Mr. George Chow (“Mr. Chow”), Alibaba Investment Limited, Cainiao Smart Logistics Investment Limited, BJ Russell Holdings Limited, Mr. Shaohan Joe Chou, David Hsiaoming Ting, The 2012 MKB Irrevocable Trust, Ting Childrens Irrevocable Trust, Ting Family Trust, Sunshui Hopeson Capital Limited, IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. has executed and delivered a rollover agreement (as the same may be amended from time to time in accordance with its terms, the “Rollover Agreement”) pursuant to which each such Person has agreed to contribute its Rollover Shares to Parent and to subscribe for or otherwise receive newly issued shares of Parent at or immediately prior to the Effective Time and to take actions in furtherance of the Transactions, in each case on the terms and subject to the conditions set forth therein (each such Person, together with any shareholders of the Company who become a party to the Rollover Agreement in accordance with its terms following the date of this Agreement, are collectively referred to herein as the “Rollover Shareholders”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, prior to or substantially concurrently with the execution and delivery of this Agreement, each of the Rollover Shareholders named in the preceding paragraph has executed and delivered the Interim Consortium Agreement (as defined below) pursuant to which such Rollover Shareholder has agreed to vote in favor of the approval and authorization of this Agreement, the Plan of Merger and the other Transaction Documents, and the consummation of the Transactions and to take actions in furtherance of the Transactions, in each case on the terms and subject to the conditions set forth therein; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1            Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person; provided that (a) the Rollover Shareholders, the Sponsors and their respective Affiliates (other than the Group Companies) shall not be deemed to be Affiliates of the Company and/or any of the Company’s Subsidiaries and vice versa, and (b) the Rollover Shareholders, the Sponsors and their respective Affiliates (taking into account the forgoing clause (a)) shall be deemed to be the Affiliates of Parent and Merger Sub. For purposes of this definition and the definition of “Subsidiary” or “Subsidiaries,” “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise.

“Benefit Plan” means any written employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement for the benefit of any current or former employee, director, officer or consultant of the Company or any of its Subsidiaries.

“BEST Asia Plan” means the 2020 Equity Incentive Plan adopted by the Company’s Subsidiary BEST Asia Inc. on December 31, 2020.

“BEST CloudSoft Plan” means the 2022 Equity Incentive Plan adopted by the Company’s Subsidiary BEST CloudSoft Inc. in March 2022.

“Business Days” means any day other than a Saturday, Sunday or another day on which the banks in New York City, the Cayman Islands, Hong Kong or the PRC are authorized by Law or executive order to be closed.

“Change of Recommendation” means the Company Board (or any of its committees), based on the due approval by the Special Committee, (a) failing to make, or withholding, withdrawing, amending, modifying, or materially qualifying, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; (b) failing to include the Company Board Recommendation in the Proxy Statement that is disseminated to the holders of the Shares (including Shares represented by ADSs); (c) adopting, approving, recommending, endorsing, or otherwise declaring advisable an Acquisition Proposal or entering into any Alternative Acquisition Agreement; (d) failing to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of any tender offer or exchange offer for the Shares within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Acquisition Proposal should not be deemed a Change of Recommendation); (e) failing to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten (10) Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Acquisition Proposal; (f) making any public statement inconsistent with the Company Board Recommendation; or (g) resolving to effect or publicly announce an intention or resolution to effect, or agreeing to take, any of the foregoing actions.

“Class A Ordinary Share” means a Class A ordinary share of the Company, par value US$0.01 per share.

“Company Equity Plans” means, collectively, (a) the 2008 Equity and Performance Incentive Plan adopted by the Company on June 4, 2008, and (b) the BEST Inc. 2017 Equity Incentive Plan adopted by the Company on September 6, 2017, in each case, including any amendment thereto as disclosed in the SEC Documents.

“Company Financial Advisor” means Kroll, LLC.

“Company Governing Documents” means the Company’s (a) Ninth Amended and Restated Memorandum of Association and (b) Ninth Amended and Restated Articles of Association adopted by a special resolution of shareholders of the Company on September 6, 2017.

“Company IP Rights” means (a) any and all Intellectual Property used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted, and (b) any and all other Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Option” means an option to purchase Shares granted under the Company Equity Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.

“Company-Owned IP Rights” means Company IP Rights that are owned by the Company or any of its Subsidiaries.

“Company Products” means all products and services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products and services currently under development by the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means all United States, international and foreign (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, applications to register trademarks and service marks (including intent-to-use applications), or other registrations or applications related to trademarks and service marks, (c) registered Internet domain names, (d) registered copyrights and applications for copyright registration, and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of its Subsidiaries.

“Company RSU Award” means an award of performance units with respect to Shares or a restricted share unit granted under the Company Equity Plans in accordance with the terms thereof, entitling the holder thereof to Ordinary Shares or cash equal to or based on the value of Ordinary Shares, that vests on the basis of time or the achievement of applicable performance goals.

“Company Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company-Owned IP Rights or Company Products.

“Confidentiality Agreement” means the confidentiality agreement, dated December 13, 2023, by and among the Company, the Sponsors, Alibaba Investment Limited, BJ Russell Holdings Limited, Cainiao Smart Logistics Investment Limited and certain other parties thereto.

“Denlux” means Denlux Logistics Technology Invest Inc., a company duly organized under the laws of the Marshall Islands.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the presence, use, production, generation, treatment, storage, transportation, handling, disposal, distribution, labeling, testing, processing, discharge, control, clean-up release or threatened release of Hazardous Substances; the preservation or protection of the environment (including waterways, groundwater, drinking water, air, wildlife, plants or other natural resources); public health and safety; occupational health and safety or fire safety, or (b) impose liability or responsibility with respect to any of the foregoing.

“Environmental Permits” means any material permit, license, authorization or approval relating to or required under applicable Environmental Laws.

“Equity Pledge Agreement” means any equity pledge agreement (as amended, restated and supplemented) entered into by and among a WFOE, a VIE and the shareholders of such VIE.

“Excluded Shares” means, collectively, (a) the Rollover Shares, (b) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their respective Subsidiaries, and (c) Shares (including Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options and/or Company RSU Awards.

“Exclusive Call Option Agreement” means any exclusive call option agreement (as amended, restated and supplemented) entered into by and among a VIE, its shareholder(s), the Company and certain other parties thereto.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) reasonably incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholders and shareholder approvals, shareholder litigation, any filing or notice under applicable competition or investment Laws, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Entity or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Group Companies” means the Company and each of the Company’s Subsidiaries, including any Subsidiary formed or acquired after the date hereof.

“Hazardous Substances” means (i) substances that are defined or listed, in, or otherwise subject to regulation, control or remediation under applicable Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” “pollutants,” “contaminants,” or any other similar term intended to define, list, or classify a substance by reason of such substance’s ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, “EP toxicity” or adverse effect on human health or the environment, (ii) oil, petroleum, natural gas, natural gas liquids, synthetic gas, drilling fluids and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources, (iii) any explosives or any radioactive materials, (iv) asbestos in any form, (v) polychlorinated biphenyls, (vi) toxic mold, mycotoxins or microbial matter (naturally occurring or otherwise), (vii) infectious waste, and (viii) any other substance capable of causing harm to the environment or human health.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and whether or not contingent, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights and all rights associated therewith, throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, Internet and World Wide Web URLs or addresses, social media names, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

“Interim Consortium Agreement” means the Interim Consortium Agreement, dated as of the date hereof, by and among the Rollover Shareholders, Denlux, Parent and Merger Sub, as the same may be amended from time to time in accordance with its terms.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge, following reasonable inquiry, of (a) with respect to the Company, (x) the Chief Financial Officer; and (y) the members of the Special Committee (with respect to Section 6.5); or (b) with respect to Parent or Merger Sub, Mr. Chou and Mr. Chow.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, charge, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Adverse Effect” means any Effect that, individually or in the aggregate, is or would reasonably be expected to become materially adverse to the assets, properties, liabilities, condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries taken as a whole, or the ability of the Company to consummate the Transactions contemplated hereby on or prior to the Outside Date; provided, however, that any Effect to the extent resulting or arising from the following shall not be deemed to constitute a Material Adverse Effect or be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates, (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates, (c) any change in GAAP or interpretation thereof, (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity, (e) any actions taken, or the failure to take any action, as required by the terms of this Agreement or at the written request or with the written consent of Parent or Merger Sub, (f) the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom and any adverse change in relationship with any customer, employee (including employee departures), supplier, financing source or joint venture partner resulting therefrom, (g) changes in the price or trading volume of the Shares and/or ADSs (it being understood that this clause (g) shall not include the facts or occurrences giving rise or contributing to such changes in the price or trading volume of the Shares and/or ADSs), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that this clause (h) shall not include the facts or occurrences giving rise or contributing to such failure to meet any projections, estimates or expectations), (i) epidemic-induced public health crises, changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (j) any deterioration in the credit rating of the Company or its Subsidiaries (it being understood that this clause (j) shall not include the facts or occurrences giving rise or contributing to such deterioration), and (k) effects resulting solely from the identity of Parent, Merger Sub, the Rollover Shareholders, Denlux, or any of their respective Affiliates; provided that any Effect described in clauses (a), (b), (c), (d), and (i) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on the Company compared to other participants in the industry or industries in which the Company and its Subsidiaries operate, in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect.

“Non-Qualified Unvested Company Option” means an unvested Company Option that is not a Qualified Company Option.

“Non-Qualified Vested Company Option” means a vested Company Option that is not a Qualified Company Option.

“Non-Qualified Company RSU Award” means an unvested Company RSU Award that is not a Qualified Company RSU Award.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Ordinary Shares” or “Shares” means, collectively, the (i) Class A Ordinary Shares, (ii) Class B ordinary shares of the Company, par value US$0.01 per share, and (iii) Class C ordinary shares of the Company, par value US$0.01 per share.

“Outside Date” means the first anniversary of the date of the Agreement.

“Permitted Liens” means any (a) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet due or payable or subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves (to the extent such reserves are required pursuant to GAAP), (b) zoning regulations, permits and licenses, (c) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (d) with respect to real property, non-monetary Liens or other minor imperfections of title, (e) rights of parties in possession, (f) ordinary course, non-exclusive licenses of Intellectual Property, (g) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (h) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (i) Liens securing Indebtedness that are reflected in the SEC Documents filed or furnished prior to the date hereof; and (j) Liens set forth in any Equity Pledge Agreement or any Exclusive Call Option Agreement.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personally Identifiable Information” means individually-identifiable information from or about an individual, including an individual’s first and last name, home or other physical address, including street name and city or town, telephone number, including home telephone number and mobile telephone number, email address or other online contact information, such as a user identifier or screen name, photograph, financial account number or credit card number, tax identification number, social security number, driver’s license number, passport number or other government-issued identifier, employee identification number; persistent identifier, such as IP address or other unique identifier associated with a person, device or web browser, list of contacts, physical location or any other information deemed to be personally identifiable information pursuant to applicable Law.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

“Qualified Company Option” means (a) a vested or unvested Company Option granted under a Company Equity Plan to a current employee (as of the Effective Time) of the Company or a Subsidiary of the Company, or (b) a vested Company Option granted under a Company Equity Plan to a Person specified in Exhibit C of this Agreement.

“Qualified Company RSU Award” means an unvested Company RSU Award granted under a Company Equity Plan to a current employee (as of the Effective Time) of the Company or a Subsidiary of the Company.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

“Rollover Shares” means the Ordinary Shares (including Ordinary Shares represented by ADSs) owned by the Rollover Shareholders to be contributed to Parent pursuant to the Rollover Agreement.

“Shareholder Approval” means a special resolution (as defined in the CICA) passed by the holders of the Shares (including Shares represented by ADSs) representing at least two-thirds (2/3) of the votes cast by all the holders of Shares (including Shares represented by ADSs) that vote in person or by proxy at the Shareholder Meeting in accordance with Section 233(6) of the CICA and the Company Governing Documents, to approve and authorize this Agreement, the Plan of Merger and the Transactions.

“Shareholder Meeting” means the meeting of the holders of Shares (including Shares represented by the ADSs) for the purpose of seeking the Shareholder Approval, including any postponement or adjournment thereof.

“Sponsor” means each of (i) Denlux, (ii) Mr. Chou, (iii) Mr. Chow, (iv) Mr. Chen Hong, and (v) Ms. Kiu Sau Hung.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, other than any branch offices for the avoidance of doubt, of which (a) at least a majority of the outstanding Equity Interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled (including, for the avoidance of doubt, through contractual arrangement and, specifically, in the case of the Company, the VIEs) by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity that administers Taxes, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity that administers Taxes with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third-Party Intellectual Property Rights” means any Intellectual Property owned by a Person other than the Company and its Subsidiaries.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Rollover Agreement, the Equity Commitment Letters, and any other agreement or document contemplated hereby or thereby or any document or instrument delivered in connection herewith or therewith.

“VIEs” means, collectively, Hangzhou BEST Information Technology Services Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., in each case a limited liability company organized under the laws of the PRC.

“WFOEs” means, collectively, BEST Store Network (Hangzhou) Co., Ltd. and BEST Logistics Technologies (China) Co., Ltd., in each case a limited liability company organized under the laws of the PRC.

Section 1.2            Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

$	Section 1.3(c)
2025 Convertible Notes	Section 6.1(ii)
Acquisition Proposal	Section 6.5(g)(i)
ADS	Section 3.1(b)
ADSs	Section 3.1(b)
Agreement	Preamble
Alibaba China	Section 4.15(a)
Alternative Acquisition Agreement	Section 6.5(a)(i)(D)
Applicable Date	Section 4.6(a)
Arbitrator	Section 10.8(b)
Base Premium	Section 7.4(d)
Change Notice	Section 6.5(c)(ii)
CICA	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 4.12(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Schedule	ARTICLE IV
Company Material Properties	Section 4.19(b)
Company Permits	Section 4.18(b)
Contract	Section 4.15(a)
Covered Persons	Section 7.4(a)
Deposit Agreement	Section 3.6
Depositary	Section 3.6
Dissenter’s Rights	Section 3.1(d)
Dissenting Shareholders	Section 3.1(d)
Dissenting Shares	Section 3.1(d)
Effective Time	Section 2.3
Enforceability Exceptions	Section 4.3
Equity Commitment Letters	Section 5.5(a)
Equity Financing	Section 5.5(a)
Equity Interests	Section 4.2(a)
Exchange Act	Section 4.5
Exchange Fund	Section 3.2(a)
Financial Statements	Section 4.6(b)
GAAP	Section 4.6(b)
Governmental Entity	Section 4.5
HKIAC	Section 10.8(b)
HKIAC Rules	Section 10.8(b)
Indemnification Agreements	Section 7.4(a)
Intervening Event	Section 6.5(g)(ii)
Intervening Event Notice	Section 6.5(d)
Intervening Event Notice Period	Section 6.5(d)
IP Rights Agreements	Section 4.17(d)

Legal Proceeding	Section 4.11
Material Contract	Section 4.15(b)
Merger	Recitals
Merger Consideration	Section 3.2(a)
Merger Sub	Preamble
Non-Required Remedy	Section 7.2(d)
Notice Period	Section 6.5(c)(ii)
NYSE	Section 4.2(a)
Open Source Materials	Section 4.17(j)
Parent	Preamble
Parent Material Adverse Effect	Section 5.1
Parent Option	Section 3.4(c)(i)
Parent RSU Award	Section 3.4(c)(ii)
Parties	Preamble
Party	Preamble
Paying Agent	Section 3.2(a)
Per ADS Merger Consideration	Section 3.1(b)
Per Share Merger Consideration	Section 3.1(a)
Plan of Merger	Section 2.3
PRC Regulatory Filings	Section 4.5
PRC Subsidiaries	Section 4.10(a)
Protected Information	Section 4.17(i)
Proxy Statement	Section 4.5
Record ADS Holders	Section 6.4(a)
Record Date	Section 6.4(a)
Rollover Agreement	Recitals
Rollover Shareholders	Recitals
Sarbanes-Oxley Act	Section 4.6(a)
Schedule 13E-3	Section 6.3(a)
SEC	Section 4.5
SEC Documents	Section 4.6(a)
Securities Act	Section 4.6(a)
Share Certificates	Section 3.2(b)(i)
Special Committee	Recitals
Superior Proposal	Section 6.5(g)(iii)
Surviving Entity	Section 2.1
Takeover Statute	Section 4.25
Transaction Litigation	Section 7.6
Transactions	Recitals
Uncertificated Shares	Section 3.2(b)(i)
VIE Contracts	Section 4.10(c)

Section 1.3            Interpretation. Unless the express context otherwise requires:

(a)             the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)             terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)             the term “$” means United States Dollars;

(d)             references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)             the captions, table of contents and headings included herein are included for convenience of reference only and shall be disregarded in the construction or interpretation hereof.

(f)             wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g)             references herein to any gender shall include each other gender;

(h)             if a term used herein is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(i)             references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (i) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(j)             references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(k)             references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(l)             “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(m)             with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(n)             references herein to a number of days shall be to such number of calendar days unless Business Days are specified; whenever any action must be taken hereunder on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day;

(o)             references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(p)             references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(q)             any item shall be considered “made available” to Parent or Merger Sub, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including via electronic mail) to such Party, posted by the Company or its Representatives in the electronic data room established by the Company or, in the case of any documents filed with the SEC, filed by the Company with the SEC at least two (2) Business Days prior to the date hereof; and

(r)             the Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1            The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon Merger Sub will cease to exist and will be struck off the register of companies in the Cayman Islands, with the Company surviving the Merger (the Company, as the surviving company (as defined in the CICA) in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned Subsidiary of Parent.

Section 2.2            Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Hong Kong time, in Hong Kong at the offices of Fangda Partners, 26th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on a date no later than the tenth (10th) Business Day after the satisfaction or waiver of the last of the conditions set forth in ARTICLE VIII to be satisfied or if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or at such other date or place or time as may be agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.3            Effective Time. On the Closing Date, the Company and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in form set out in Exhibit A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICA in connection with the Merger. The Merger shall become effective at the time when it is registered by the Registrar of Companies of the Cayman Islands (or at such later date as may be specified in the Plan of Merger, being not more than the 90th day after the date of such registration) in accordance with the CICA (the “Effective Time”).

Section 2.4            Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Entity and the Surviving Entity shall be liable for and subject in the same manner as the Company and Merger Sub to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICA and as provided in this Agreement.

Section 2.5            Directors and Officers. The Parties shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Entity upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Entity upon the Effective Time, in each case, unless otherwise determined by Parent prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Entity.

Section 2.6            Governing Documents. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the memorandum and articles of association of the Company, as in effect immediately prior to the Effective Time, shall continue as the memorandum and articles of association of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such memorandum and articles of association.

ARTICLE III

TREATMENT OF SECURITIES

Section 3.1            Treatment of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)             Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled in exchange for the right to receive $0.144 in cash per Share without interest (subject to adjustment pursuant to Section 3.1(f)) (the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Share shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor (in the case of any Share represented by a certificate, upon the surrender of such certificate, or an affidavit and indemnity of loss in lieu thereof) in accordance with Section 3.2, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(b)             Treatment of American Depositary Shares. Each American Depositary Share, representing twenty (20) Class A Ordinary Shares of the Company (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with the underlying Class A Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive $2.88 in cash per ADS without interest (subject to adjustment pursuant to Section 3.1(f)) (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. The Per ADS Merger Consideration shall be paid by the Company to the Depositary (in consideration for the cancellation of the Class A Ordinary Shares underlying the ADSs) and distributed by the Depositary to the holder of such ADSs. From and after the Effective Time, all such ADSs (and such underlying Class A Ordinary Shares) shall no longer be outstanding and shall automatically be cancelled, retired and shall cease to exist, and each holder of an ADS shall cease to have any rights with respect thereto, except the right to receive the Per ADS Merger Consideration therefor upon the surrender of such ADS in accordance with Section 3.2, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(c)             Treatment of Excluded Shares. The Excluded Shares (and all ADSs representing such other Excluded Shares) issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, without payment of any consideration or distribution therefor.

(d)             Treatment of Dissenting Shares. Each Share that is issued and outstanding immediately prior to the Effective Time and is held by a holder of Shares who shall have validly exercised and not effectively withdrawn or have not otherwise lost their rights to dissent from the Merger (“Dissenter’s Rights”), in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be automatically cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration (except as provided in this Section 3.1(d)), and each such Dissenting Shareholder shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA. If any Dissenting Shareholder shall have effectively withdrawn or lost its right to dissent in accordance with the CICA, then as of the later of the Effective Time and the occurrence of such event, the Dissenting Shareholder shall, in respect of its Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration without interest, pursuant to this Section 3.1(d) and such Shares shall not be deemed to be Dissenting Shares.

(e)             Treatment of Merger Sub Securities. Each share of Merger Sub issued and outstanding and held by Parent immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and non-assessable Class A Ordinary Share of the Company as the Surviving Entity. Such Class A Ordinary Share(s) of the Company as the Surviving Entity shall constitute the only issued and outstanding share capital of the Surviving Entity upon the Effective Time.

(f)             Adjustment to Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share sub-division or split, share consolidation, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs, as applicable, effected after the date hereof and prior to the Effective Time, so as to provide the holders of Shares or ADSs, as applicable, with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable. Nothing in this Section 3.1(f) shall be construed to permit the Company to effect any share sub-division or split, share consolidation, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs unless such change is effected in accordance with Section 6.1 of this Agreement.

Section 3.2            Payment for Securities; Surrender of Certificates.

(a)             Exchange Fund. Prior to the Effective Time, Parent shall select and appoint, with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), a bank or trust company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.1(a), Section 3.1(b), Section 3.1(d) and Section 3.3 (collectively, the “Merger Consideration”). At or prior to the Effective Time, or in the case of payments pursuant to Section 3.1(d) and Section 3.3, when ascertained pursuant to Section 3.1(d) and Section 3.3 (as applicable), Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing Excluded Shares), cash in immediately available funds in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)             Procedures for Surrender.

(i)             Promptly following the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Entity shall cause the Paying Agent to mail (and make available for collection by hand) to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) (excluding, for the avoidance of doubt, Excluded Shares and Dissenting Shares): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares (other than Excluded Shares and Dissenting Shares) shall be effected), and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and/or (iii) such other documents as may be required to receive the Per Share Merger Consideration. Each registered holder of Shares which are represented by a Share Certificate, subject to the surrender of such Share Certificate (or delivery of an affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(e)) for cancellation and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, and each registered holder of non-certificated Shares represented by book entry (“Uncertificated Shares”), shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of such Shares (excluding, for the avoidance of doubt, Excluded Shares and Dissenting Shares). Any Share Certificates so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue on the cash payable upon the cancellation of any Shares or the surrender or transfer of any Share Certificates pursuant to this ARTICLE III.

(ii)             Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the Per ADS Merger Consideration payable in respect of the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs and the underlying Shares representing Excluded Shares), and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their ADSs (and the underlying Class A Ordinary Shares) and the distribution of the Per ADS Merger Consideration. The Surviving Entity will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the termination of the ADS program or facility (other than any fees in relation to the cancellation of ADS and the distribution of Per ADS Merger Consideration, including the ADS cancellation fee and cash distribution fee, which shall be payable in accordance with the Deposit Agreement). No interest shall be paid or shall accrue on the cash payable upon the cancellation of any ADSs or the underlying Class A Ordinary Shares represented by such ADSs pursuant to this ARTICLE III.

(iii)             If payment of Merger Consideration is to be made in respect of a Share which is represented by a Share Certificate to a Person other than the Person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer duly executed by the registered holder of such Share, and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Entity that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered in the Company’s register of members.

(iv)             Each Share (including each Share represented by a Share Certificate (subject to surrender of such Share Certificate as contemplated by this Section 3.2), and each Uncertificated Share) and each ADS shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this ARTICLE III and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(c)             Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the register of members of the Company shall be closed with respect to, and thereafter there shall be no further registration of transfers of, those Shares which were outstanding immediately prior to the Effective Time on the records of the Company; provided, that nothing herein shall prevent the Surviving Entity from maintaining a register of members in respect of its shares after the Effective Time and from registering transfers of such shares after the Effective Time. From and after the Effective Time, the holders of Shares or ADSs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or ADSs except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Share Certificates or Uncertificated Shares or ADSs are presented to the Surviving Entity or Depositary for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)             Termination of Exchange Fund; No Liability. At any time following six (6) months after the Effective Time, the Surviving Entity shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Shares (whether represented by Share Certificates or book entry), and thereafter such holders shall be entitled to look only to the Surviving Entity and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time, payable upon exchange of Shares (subject to surrender of Share Certificates, if applicable) and compliance with the procedures in Section 3.2(b). Notwithstanding the foregoing, none of the Surviving Entity, Parent or the Paying Agent shall be liable to any holder of a Share (whether represented by a Share Certificate or book entry) or ADS for any Merger Consideration or other amounts delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Share Certificate, Uncertificated Share or ADS has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Share Certificate, Uncertificated Share or ADS shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e)             Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates shall have been lost, stolen or destroyed, the Paying Agent shall remit in exchange for such lost, stolen or destroyed Share Certificates, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Entity, the execution of an indemnity or the posting by such holder of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof, including any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(f)             Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until they notify the Paying Agent, the Depositary or the Surviving Entity, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members maintained by the Company or the books maintained by the Depositary, as applicable, (ii) on the last two (2) consecutive occasions on which a dividend has been paid by the Company, a check payable to such Person by the Company, in respect of such dividend either (x) has been sent to such Person and has been returned undelivered or has not been cashed or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to holders of Shares or ADSs who are untraceable shall be returned to the Surviving Entity on demand and held in a non-interest bearing bank account for the benefit of holders of Shares and ADSs who are untraceable. The Surviving Entity shall not be a trustee in respect of such unclaimed monies and will not be liable to pay interest on it. Monies unclaimed after a period of six (6) years from the Closing Date shall be forfeited, shall cease to remain owing to untraceable holders of Shares or ADSs and shall revert to the Surviving Entity.

Section 3.3            Dissenter’s Rights. The Company shall give Parent (a) prompt notice of any written notices of objection, notice of authorization of the Merger, notice of dissent to the Merger or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, written withdrawals of such objections, notices, dissents, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to the exercise of any rights to dissent from the Merger or appraisal rights by the Dissenting Shareholders, and (b) the opportunity and right to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a Dissenting Shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such Dissenter’s Rights or demands.

Section 3.4            Treatment of Equity Awards.

(a)             Non-Qualified Company Options. As of the Effective Time:

(i)             each Non-Qualified Vested Company Option granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder thereof, shall be cancelled and immediately converted into the right to receive in exchange therefor an amount of cash equal to (A) the excess, if any, of (1) the Per Share Merger Consideration over (2) the Exercise Price, multiplied by (B) the number of Ordinary Shares underlying such Non-Qualified Vested Company Option, which amount shall be paid as promptly as practicable (and in any event no more than 30 days) following the Effective Time by the Surviving Entity; provided that if the Exercise Price of any such Non-Qualified Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Non-Qualified Vested Company Option shall be cancelled without any payment therefor; and

(ii)             each Non-Qualified Unvested Company Option granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder thereof, shall be cancelled without any payment therefor.

(b)             Non-Qualified Company RSU Awards. As of the Effective Time, each Non-Qualified Company RSU Award granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder thereof, shall be cancelled without any payment therefor.

(c)             Treatment of Qualified Company Options and Qualified Company RSU Awards.

(i)             As of the Effective Time, each Qualified Company Option granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of such Qualified Company Option, shall be cancelled and immediately converted into the right to receive in exchange therefor an award of option to purchase (A) the same number of Parent Class A ordinary shares as the total number of Ordinary Shares subject to such Qualified Company Option immediately prior to the Effective Time, (B) at a per-share exercise price equal to the Exercise Price immediately prior to the Effective Time, subject to and in accordance with the terms of the applicable Company Equity Plan and Company Option agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms) (such award, a “Parent Option”), provided that the number of Parent Class A ordinary shares subject to such Parent Option and/or the exercise price of such Parent Option may be adjusted by Parent to reflect changes in the Company’s or Parent’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Qualified Company Options.

(ii)             As of the Effective Time, each Qualified Company RSU Award granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of such Qualified Company RSU Award, shall be cancelled and immediately converted into the right to receive in exchange therefor an award of Parent restricted share units to acquire the same number of Parent Class A ordinary shares as the total number of Ordinary Shares subject to such Qualified Company RSU Award immediately prior to the Effective Time, subject to and in accordance with the terms of the applicable Company Equity Plan and Company RSU Award agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms) (such award, a “Parent RSU Award”); provided that the number of Parent Class A ordinary shares subject to such Parent RSU Award may be adjusted by Parent to reflect changes in the Company’s or Parent’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Qualified Company RSU Awards.

(iii)             The Company shall take all corporate actions necessary to effect the treatment of the Company Options and Company RSU Awards as contemplated by this Section 3.4.

Section 3.5            Withholding. Each of Parent, Merger Sub, the Surviving Entity, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to the carrying out of this Agreement), as the case may be, without double counting, shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld by applicable Tax Law. In the event that Parent or Merger Sub determines that any deduction or withholding is required by applicable Tax Law to be made from any consideration payable pursuant to this Agreement, Parent or Merger Sub, as applicable, shall promptly inform the Company and the Special Committee in writing of such determination and provide the Company and the Special Committee with a reasonably detailed explanation of such determination. If any such withholding is made, the withholding party shall promptly and appropriately report and pay over the withheld Taxes to the applicable tax authority and provide the Person from who withholding was made evidence of such payment. To the extent such amounts are so deducted and withheld in accordance with this Section 3.5 and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options or Company RSU Awards in respect of which such deduction and withholding was made.

Section 3.6            Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Entity shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement, dated September 22, 2017, as amended between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms, including making any payment of termination or other fees in connection therewith as the Company may agree with the Depositary.

Section 3.7            No Further Dividends. No dividends or other distributions with respect to the share capital of the Surviving Entity with a record date on or after the Effective Time shall be paid to the holder of any Shares which have been cancelled pursuant to and by virtue of the Merger (including any Shares which were represented by un-surrendered Share Certificates).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures (a) in the SEC Documents filed with or furnished to the SEC to date, or (b) set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement attached hereto as Exhibit B (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent). Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub that:

Section 4.1            Organization and Qualification; Subsidiaries.

(a)             Each of the Company and its Subsidiaries (x) is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization, (y) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, and (z) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, in each case other than, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The Company is in compliance with the terms of the Company Governing Documents in all material respects.

(b)             Section 4.1(b) of the Company Disclosure Schedule sets forth a true and correct copy of an organizational chart showing the ownership structure of each of the Company’s Subsidiaries as of the date of this Agreement. Each of the Company’s Subsidiaries is in compliance with the terms of its constituent organizational or governing documents in all material respects.

(c)             The Company has furnished or otherwise made available to Parent a true, correct and complete copy of (i) the memorandum and articles of association of the Company as in effect as of the date of this Agreement, and (ii) any other organizational documents, as amended to date, of each of the Company’s Subsidiaries, and each of the forgoing documents is in full force and effect.

Section 4.2            Capitalization.

(a)             The authorized share capital of the Company consists of 2,000,000,000 Ordinary Shares. As of the date hereof, 376,612,206 Ordinary Shares were issued and outstanding (excluding any treasury shares and Ordinary Shares issued to the depositary bank for issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company Equity Plans), which is inclusive of the Ordinary Shares represented by ADSs. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Except for (i) Company Options to acquire 2,324,500 Ordinary Shares and Company RSU Awards representing the right to receive up to 6,922,680 Ordinary Shares, in each case, outstanding under the Company Equity Plans, (ii) the options under the BEST Asia Plan and the BEST CloudSoft Plan to purchase ordinary shares of BEST Asia Inc. and BEST CloudSoft Inc., respectively, (iii) the VIE Contracts, and (iv) as otherwise disclosed in Section 4.2(a) of the Company Disclosure Schedule, there are no (x) options, warrants, compensatory equity-linked awards, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, in each case relating to the issued or unissued capital shares of the Company, obligating the Company or any of its Subsidiaries to issue, reserve, transfer or sell or cause to be issued, reserved, transferred or sold any shares of, or other equity interest in, the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, pre-emptive right, subscription or other similar right, agreement, arrangement or commitment (collectively, “Equity Interests”) or (y) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, ADSs or any shares of, or other Equity Interests in, the Company or any of its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries. The Company has made available to Parent, prior to the date hereof, a true and complete schedule setting forth information with respect to each outstanding Company Option and Company RSU Award, including the name of the holder thereof, the number of Shares subject to such award, the vesting schedule applicable to each such award that is not fully vested as of the date hereof, and, if applicable, the maximum term and exercise price thereof. The Company has made available to Parent, prior to the execution of this Agreement, true and complete copies of (1) each Company Equity Plan and each employee equity incentive plan of a Subsidiary of the Company (including the BEST Asia Plan, the BEST CloudSoft Plan) that is in effect as of the date hereof, including any amendments thereto or (2) forms of each Company Option and Company RSU Award and any individual Company Option or Company RSU Award the terms of which vary materially from such forms. Each Company Option and Company RSU Award was granted in accordance with all applicable Laws, all of the terms and conditions of the relevant Company Equity Plan and in compliance with the rules and regulations of the New York Stock Exchange (“NYSE”) as applicable to the Company, in each case in all material respects. All Shares to be issued in connection with the aforesaid Company Options and Company RSU Awards, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)             Except as described in Section 4.10 hereof, there are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or any shares of, or other Equity Interest, of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Equity Interests. Except for as disclosed in Section 4.2(b) of the Company Disclosure Schedule, there are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters related to the Company.

(c)             The Company or one of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding shares or other Equity Interests of each of the Company’s Subsidiaries (except for the ordinary shares of BEST Asia Inc. and BEST CloudSoft Inc. that could be purchased upon the exercise of options under the BEST Asia Plan and the BEST CloudSoft Plan, respectively), free and clear of any Liens (other than limitations on transfer and other restrictions imposed by federal or state securities Laws or other applicable Laws and clause (j) of the definition of Permitted Liens), and all such shares or other Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable.

Section 4.3            Authorization; Validity of Agreement; Company Action. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject to receipt of the Shareholder Approval, to execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, subject, in the case of the Plan of Merger and the Merger, to receipt of the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

Section 4.4            Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting, has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders (other than shareholders and ADS holders who are affiliates of the Company including the holders of Excluded Shares), (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger, (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares, and to include such recommendation in the Proxy Statement and directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares (including Shares represented by the ADSs) for authorization and approval, and (d) taken all actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions. As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.5            Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) assuming the Shareholder Approval is obtained, conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any of its Subsidiaries, (b) require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (iii) filing, permits, authorizations, consents and approvals as may be required under any applicable PRC Laws (collectively, “PRC Regulatory Filings”), (iv) such filings with the United States Securities and Exchange Commission (the “SEC”) as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the proxy statement relating to the authorization and approval of the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, (v) such filings as may be required under the rules and regulations of NYSE in connection with this Agreement or the Merger, (vi) such filings as may be required in connection with state and local transfer Taxes, and (vii) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder), (c) require any consent or waiver by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract (as defined below), (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for any Permitted Liens, or (e) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c), (d) and (e) where (x) any failure to obtain such permits, authorizations, consents, waivers or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.6            SEC Documents and Financial Statements.

(a)             Since January 1, 2024 (the “Applicable Date”), the Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished to (as applicable) the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) under the Exchange Act or the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such forms, reports, schedules, statements and documents and any other forms, reports, schedules, statements and documents filed by the Company with the SEC and all exhibits thereto and documents incorporated by reference therein, as have been amended or modified since the time of filing, collectively, the “SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent SEC Document, the SEC Documents (i) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(b)             All of the audited and unaudited financial statements of the Company included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto) (collectively, the “Financial Statements”), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c)             To the Knowledge of the Company, none of the SEC Documents is, as of the date of this Agreement, the subject of ongoing SEC review. As of the date hereof, the Company has not received any comments from the SEC with respect to any of the SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting the Company which has not been adequately addressed.

(d)             Except for as disclosed in Section 4.6(d) of the Company Disclosure Schedule, the Company is, and has at all times since the Applicable Date been, in compliance in all material respects with: (i) the applicable rules and regulations of NYSE; and (ii) the applicable listing requirements of NYSE, and, since the Applicable Date, has not received any written notice asserting any material non-compliance with the rules and regulations of NYSE or the listing requirements of NYSE.

Section 4.7            Internal Controls; Sarbanes-Oxley Act.

(a)             The Company has established and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of the Financial Statements for external purposes in accordance with GAAP. The Company has established and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Except for as disclosed in Section 4.7(a) of the Company Disclosure Schedule, to the Company’s Knowledge, neither the Company nor its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the United States Public Company Accounting Oversight Board) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Company’s Knowledge, there is and has been, no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b)             Since the Applicable Date, neither the Company nor any of its Subsidiaries has received or otherwise has been aware of any written material complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Applicable Date (except for any of the foregoing after the date hereof which have no reasonable basis).

Section 4.8            Absence of Certain Changes. Except as contemplated by this Agreement, since December 31, 2023 and to the Knowledge of the Company:

(a)             the Company and its Subsidiaries have conducted, in all material respects, their businesses in the ordinary course consistent with past practice; and

(b)             no Effects have occurred, which, individually or in the aggregate, have had or would reasonably be expected to have, a Material Adverse Effect.

Section 4.9            No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Financial Statements or referenced in the footnotes thereto set forth in the SEC Documents, (b) for liabilities and obligations incurred in the ordinary course of business since the most recent balance sheet included in the SEC Documents, and (c) for liabilities and obligations incurred in connection with the Transactions, neither the Company nor any of its Subsidiaries is subject to any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.10            PRC Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect:

(a)             The constitutional documents and certificates, licenses, permits, approvals and authorizations of each of the Company’s Subsidiaries formed in the PRC (the “PRC Subsidiaries”) including, for the avoidance of doubt, all approvals of, and filings and registrations and other requisite formalities with, Governmental Entities in the PRC required to be made by the Company or its Subsidiaries in respect of the Company and its Subsidiaries and their capital structure and operations, including registrations with the State Administration for Market Regulation, the State Administration of Foreign Exchange, the State Administration of Taxation and their respective local counterparts, and the value-added telecommunication service license (internet information services) issued by the Ministry of Industry and Information Technology, are valid and have been duly approved or issued (as applicable) by a competent PRC Governmental Entity.

(b)             All filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations have been made in accordance with applicable Laws.

(c)             The Company controls its VIEs through a series of contractual arrangements (the underlying Contracts for such arrangements, collectively, the “VIE Contracts”), which constitute the legal, binding and enforceable obligations of the relevant parties thereto under the prevailing interpretation of applicable PRC Laws as of the date hereof, and to the Knowledge of the Company, there is no enforceable agreement or understanding to rescind, amend or change the nature of such captive structure or material terms of such contractual arrangements.

(d)             Other than any violation, conflict or breach fully cured prior to the date hereof, the execution, delivery and performance by each and all of the relevant PRC Subsidiaries of their respective obligations under each and all of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not and do not (i) result in any violation of their respective articles of association, their respective business licenses or constitutive documents, (ii) result in any violation of any applicable PRC Laws as such applicable PRC Laws are being interpreted and enforced as of the date hereof, or (iii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any Order of any court of the PRC having jurisdiction over such PRC Subsidiaries, as the case may be, or any agreement with, or instrument to which any of them is expressed to be a party or which is binding on any of them.

(e)             The ownership structures of the WFOEs, the VIEs and the VIEs’ shareholders as described in the SEC Documents comply with all applicable PRC Laws, and do not violate, breach or otherwise conflict with any applicable PRC Laws as such applicable PRC Laws are being interpreted and enforced as of the date hereof.

(f)             There have been no disputes or any Legal Proceedings of any nature, raised by any Governmental Entity or any other party in writing, pending or, to the Knowledge of the Company, threatened against any of the Company, any WFOE or any VIE that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as whole, (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts and described in the SEC Documents, or (iii) claim any ownership, share, equity or interest in any VIE, or claim any compensation for not being granted any ownership, share, equity or interest in any VIE.

(g)             Except as reflected or otherwise reserved against on the Financial Statements, neither the Company nor any of its Subsidiaries are subject to any liabilities or obligations in connection with any liquidation, dissolution, deregistration or similar corporate event involving any PRC Subsidiary.

Section 4.11            Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”), pending against (or to the Knowledge of the Company, threatened in writing against or naming as a defendant thereto), the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

Section 4.12            Benefits.

(a)             Each Benefit Plan (i) under which any current or former director, officer, consultant or employee of the Company or any of its Subsidiaries has any right to benefits, and (ii) which is maintained, sponsored, administered, contributed to or funded by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, consultants or employees, other than any employment Contract or compensatory agreement with a current or former employee, director or officer of the Company or any of its Subsidiaries (collectively, the “Company Benefit Plans”), together with related trust, insurance contract or fund, if any, has been established and administered in accordance with its terms and complies in form and operation with applicable Law except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(b)             No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former directors, officers, consultants or employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by Law. No Company Benefit Plan is maintained or is for the benefit of directors, officers, consultants or employees of the Company or any of its Subsidiaries outside the jurisdiction of the PRC.

(c)             Except as otherwise provided in this Agreement regarding Company Options and Company RSU Awards, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any material payment or benefit from the Company or any of its Subsidiaries becoming due, or increase the amount of any payment or benefit due, to any current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries, (ii) materially increase any amounts or benefits otherwise payable to any current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries, or (iii) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits or other payment from the Company or any of its Subsidiaries to any current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries.

(d)             There are no pending or, to the Knowledge of the Company, threatened Legal Proceedings against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or which, individually or in the aggregate, have not had or would not reasonably be expected to have, a Material Adverse Effect.

(e)             Except as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect, all contributions, if applicable (including all employer contributions, employee salary reduction contributions, and social security and other contributions to Governmental Entities), that are required by Law or by the terms of such Company Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices and in compliance with applicable Law.

Section 4.13            Labor.

(a)             Other than as disclosed in Section 4.13(a) of the Company Disclosure Schedule, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is represented by a union and no union organizing efforts have been conducted within the last two (2) years or are now being conducted, and neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor Contract or similar agreement or arrangement with any labor union, trade union, works council or other employee representative, nor is any such Contract being negotiated. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is currently experiencing, or is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice of any unfair labor practice charge, grievance or arbitration proceeding, against the Company that is pending or threatened before any federal, state, provincial, local or foreign labor relations board or Governmental Entity.

(b)             Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, labor relations, collective bargaining, employment discrimination, civil rights, human rights, classification of service providers as employees and/or independent contractors, employment of minors, severance and termination benefits, safety and health, workers’ compensation, pay equity and the collection and payment or withholding of social security Taxes, and (ii) to the Knowledge of the Company, there are no pending or in progress or threatened suits, actions, complaints, investigations, orders or charges or other proceedings in connection with the Company under any applicable employment, social security or labor Laws.

Section 4.14            Taxes.

(a)             All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely (taking into account any extension of time within which to file) filed and all such Tax Returns are true, correct, and complete in all material respects and all entitlements of material Tax exemption, Tax holidays, Tax incentive or other preferential treatments or financial subsidies enjoyed by the Company or any of its Subsidiaries have been obtained in compliance with applicable Laws in all material respects, other than as disclosed in Section 4.14(a) of the Company Disclosure Schedule.

(b)             All material Taxes of the Company and its Subsidiaries due and payable have been timely paid, other than such payments as are being contested in good faith by appropriate proceedings. The Financial Statements reflect an adequate reserve for all material Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such Financial Statements. Except as would not reasonably be expected to have a Material Adverse Effect, since the date of such Financial Statements, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice. No material Liens for Taxes exist with respect to any of the assets of the Company or any of its Subsidiaries, except for Permitted Liens. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (other than commercial Contracts entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(c)             Each of the Company and its Subsidiaries has timely paid or withheld all material amounts of Taxes required by applicable Law to be paid or withheld with respect to their employees and independent contractors (and timely paid over such Taxes to the appropriate Governmental Entity).

(d)             Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any material Tax and there has been no request by any Governmental Entity to execute such a waiver or extension. Other than as disclosed in Section 4.14(a) of the Company Disclosure Schedule, (x) no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for, or, to the Knowledge of the Company, any threat of, such an audit or other examination or administrative, judicial or other proceeding, and (y) no deficiency for any material amount of Tax has been asserted or assessed by any Governmental Entity against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

(e)             Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law to the extent material to the business of such Subsidiary, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Entity. Other than as disclosed in Section 4.14(a) of the Company Disclosure Schedule, no submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates, and no suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Knowledge of the Company, threatened.

(f)             Neither the Company nor any of its Subsidiaries incorporated outside the PRC takes the position for Tax purposes that it is a “resident enterprise” of the PRC or Tax resident in any jurisdiction other than its jurisdiction of formation.

Section 4.15            Contracts.

(a)             Except (A) as filed or furnished as exhibits to the SEC Documents filed prior to the date hereof as a “material contract” pursuant to the Securities Act, (B) any note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”) to which any Rollover Shareholder, Alibaba.com Hong Kong Limited, Alibaba.com China Limited (“Alibaba China”) or any of their respective Affiliates is a party, by which any of their or their respective Affiliates’ respective properties or assets are bound, or which is issued to them or their respective Affiliates, (C) any lease Contracts and ancillary documents relating to any real property the Company or its Subsidiaries may lease from time to time, or (D) any Contracts in connection with or relating to the Transaction Documents or the Transactions, Section 4.15(a) of the Company Disclosure Schedule sets forth a list or description of each Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound which, as of the date of this Agreement:

(i)             except as filed as exhibits to the SEC Documents filed prior to the date hereof as a “material contract” pursuant to the Securities Act, is or would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)             obligates the Company or any of its Subsidiaries to make non-contingent aggregate annual expenditures in excess of US$25 million under each individual Contract or, if there is no fixed amount in the Contract, pursuant to which the Company or any of its Subsidiaries expects to make a non-contingent aggregate annual expenditures in excess of US$25 million under each individual Contract;

(iii)             contains any non-compete or exclusivity provisions with respect to any line of business or geographic area of the Company or any of its Subsidiaries which restrict, on the part of the Company or any of its Subsidiaries, the conduct of any line of business that is material to the Company and its Subsidiaries;

(iv)             constitutes Indebtedness in an amount in excess of US$75 million, any letters of credit or similar instruments issued for the account of the Company or any of its Subsidiaries securing obligations in excess of US$75 million, or mortgaging, pledging or otherwise placing a Lien (other than any Permitted Lien) securing obligations in excess of US$75 million on any portion of the assets of the Company or any of its Subsidiaries, other than in each case (x) any such agreement, indenture, letter of credit or instrument solely between or solely among the Company and its Subsidiaries, or (y) solely for the purpose of Section 4.15(a)(iv), any Contract entered into in the ordinary course of business or in connection with any legacy or ceased business of the Company or any of its Subsidiaries;

(v)             requires the Company or any of its Subsidiaries to dispose of or acquire assets or properties with an outstanding amount payable or receivable in excess of US$5 million or its equivalent in another currency under each Contract per annum, or provides for any pending or contemplated merger, consolidation or similar business combination transaction involving the Company or any of its Subsidiaries;

(vi)             constitutes a Contract relating to a hedging transaction;

(vii)             relates to a joint venture, partnership or similar arrangement with a register capital in excess of US$1,500,000, with a third party obligating the Company or any of its Subsidiaries to make any capital contribution;

(viii)             constitutes a loan to any Person (other than a Subsidiary of the Company) by the Company or any of its Subsidiaries in an amount in excess of US$3 million per annum, other than any Contract entered into in the ordinary course of business of the Company or any of its Subsidiaries;

(ix)             grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Company IP Rights that, individually or in the aggregate, is material to the Company or its Subsidiaries;

(x)             is a collective bargaining agreement or other Contract with any labor organization, union or association (other than any mandatory national collective bargaining agreement) or any other collective bargaining agreement with an employees’ representative body such as a works council or any company practice or any commitment given to any employee of the Company;

(xi)             is a license, agreement or other contractual right in respect of any material Company IP Rights or otherwise grants the Company or any of its Subsidiaries any material rights in any material Intellectual Property, in each case with an annual contract value of US$2 million, including any covenants not to sue, trademark coexistence agreements and agreements to develop, create or invent any material Company IP Rights or Company Products, other than by the Company or any of its Subsidiaries to the Company or any of its Subsidiaries;

(xii)             any employment, engagement, consulting, severance, change in control, or other similar contract of (A) each employee of the Company or any of its Subsidiaries at the level of president of the Company or any of its Subsidiaries or above or (B) any other officer, director, employee, or independent contractor of the Company or any of its Subsidiaries at base annual compensation in excess of US$500,000, other than, in each case, standard employment agreements that do not provide for severance compensation or other termination pay, retention bonus or change in control benefits;

(xiii)             is a settlement, conciliation, or similar contract with any Governmental Entity pursuant to which the Company or any of its Subsidiaries will have continuing obligations (other than immaterial obligations ordinarily included in contracts of this nature) or that involve the payment of more than US$200,000 after the date of this Agreement; and

(xiv)             is a Contract the absence of which would be or reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)             Each Contract of the type described above in Section 4.15(a) and in effect on the date of this Agreement, whether or not set forth in Section 4.15(a) of the Company Disclosure Schedule, is referred to herein as a “Material Contract.” As of the date hereof, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect, (i) each Material Contract is legal, valid and binding on the Company and each of its Subsidiaries that is a party thereto, and is in full force and effect, except as may be limited by the Enforceability Exceptions, (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any other party thereto, is or is alleged to be in breach or violation of, or default under, any Material Contract, and (iii) to the Company’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Material Contract. Neither the Company nor any of its Subsidiaries has received notice of any breach, violation or default under any Material Contract, except for breaches, violations or defaults that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(c)             The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Material Contracts, including any amendments thereto.

Section 4.16            Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect, to the Knowledge of the Company:

(a)             the Company and each of its Subsidiaries are in compliance with all Environmental Laws;

(b)             the Company and each of its Subsidiaries have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing (to the extent such concept exists); and

(c)             neither the Company nor any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or any such Subsidiary is in violation of, or liable under, any Environmental Law. To the Knowledge of the Company, there is no Legal Proceeding pending or threatened against the Company or any of its Subsidiaries under applicable Environmental Laws.

Section 4.17            Intellectual Property.

(a)             The Company and each of its Subsidiaries owns or has a valid right or license to use, all of the Company IP Rights that are material to the business of the Company and its Subsidiaries taken as a whole. The Company IP Rights are sufficient for the conduct of the business of the Company and each of its Subsidiaries holding such Company IP Rights as currently conducted.

(b)             The Company and each of its Subsidiaries owns and has good and exclusive title to the Company-Owned IP Rights that are material to the business of the Company and its Subsidiaries taken as a whole, free and clear of any Liens (other than Permitted Liens). The right, license and interest of the Company and each of its Subsidiaries in and to all material Third-Party Intellectual Property Rights licensed by such Person from a third party are free and clear of all Liens (excluding restrictions contained in the applicable written license agreements with such third parties and Permitted Liens).

(c)             Except as, individually or in the aggregate, has not had or would not reasonably be expected to have, a Material Adverse Effect, each item of Company Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all necessary documents, certificates, and other filings required to be filed in connection with applications or registrations for the Company Registered Intellectual Property have been filed with the applicable Governmental Entities.

(d)             Neither the Company nor any of its Subsidiaries is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of such Company’s obligations under this Agreement, in material breach of any Contract governing any material Company IP Rights (the “IP Rights Agreements”). None of the IP Rights Agreements grants any third party exclusive rights to or under any material Company IP Rights or grants any third party the right to sublicense any material Company IP Rights.

(e)             To the Knowledge of the Company, there are no material royalties, honoraria, fees or other payments owed or payable by the Company or any of its Subsidiaries to any past or present Company employee, founder, owner or consultant in connection with the Company’s use or ownership of the Company IP Rights (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product).

(f)             To the Knowledge of the Company, except as, individually or in the aggregate, has not had or would not reasonably be expected to have, a Material Adverse Effect, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned IP Rights, by any third party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has brought any action, suit or proceeding for infringement or misappropriation of any material Intellectual Property or breach of any material Company IP Rights Agreement.

(g)             The operation of the business of the Company and each of its Subsidiaries as such business is currently conducted, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product, and (ii) the Company’s use of any product, device or process used in the business of the Company and its Subsidiaries, has not and does not infringe or misappropriate the Intellectual Property of any third party, except for any infringement or misappropriation that has not had or would not reasonably be expected to have, any Material Adverse Effect.

(h)             Except as, individually or in the aggregate, has not had or would not reasonably be expected to have, a Material Adverse Effect, the Company and each of its Subsidiaries has secured from all of its employees, consultants and independent contractors who contributed to the conception, reduction to practice, creation or development of any material Company-Owned IP Rights a present assignment of all such third party’s Intellectual Property rights in such contribution that the Company or its Subsidiaries do not already own by operation of law. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries has any right, license, claim or interest whatsoever in or with respect to any material Company-Owned IP Rights.

(i)             The Company and each of its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality and security of all Personally Identifiable Information or non-public information included in the Company IP Rights (“Protected Information”). All current and former employees and consultants of the Company and its Subsidiaries having access to Protected Information are subject to the Company’s code of conduct which contains provisions regarding the protection of proprietary information and the assignment to the Company of any intellectual property or industrial rights arising from services performed for the Company or its Subsidiaries.

(j)             To the Knowledge of the Company, except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) incorporated any “free,” “open source” or “copyleft” software (“Open Source Materials”) into, or combined Open Source Materials with, the Company IP Rights or Company Products, (ii) distributed Open Source Materials in conjunction with any Company IP Rights or Company Products, or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii) or (iii), creates or purports to create, obligations for the Company or any of its Subsidiaries with respect to any Company IP Rights or grants, or purports to grant to any third party, any rights or immunities under any Company IP Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge).

(k)             Except individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has complied with all applicable Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data, including (i) national, state, provincial, local laws or regulations regarding data privacy and information security, (ii) data breach notification (as applicable), and/or (iii) trespass, computer crime and other laws governing unauthorized access to or use of electronic data. To the Knowledge of the Company, except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has experienced any breach of security or otherwise unauthorized access by third parties to the Protected Information or any proprietary information of any of its customers or business partners in its possession, custody or control.

Section 4.18            Compliance with Laws; Permits.

(a)             To the Knowledge of the Company, each of the Company and its Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of the Company and its Subsidiaries, and no written notice has been received by the Company or any of its Subsidiaries or threatened against the Company or any of its Subsidiaries alleging any non-compliance with any such Laws, except in each case above for such non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(b)             The Company and its Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (collectively, the “Company Permits”), and (i) to the Knowledge of the Company, all of the Company Permits are valid, in full force and effect, and are not subject to any pending or threatened Legal Proceeding by any Governmental Entity to suspend, cancel, modify, terminate or revoke any such Company Permit, (ii) the Company and each of its Subsidiaries are in compliance with the terms and requirements of such Company Permits, and (iii) to the Knowledge of the Company, the Company and each of its Subsidiaries is not in default under, and no condition exists that with notice or lapse of time or both would constitute a default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Company Permit, except, in each case of clauses (i), (ii) and (iii), where the failure by the Company or a Subsidiary thereof, as applicable, to possess, obtain approval or make filing or registration with respect to, and maintain any Company Permit in full force and effect, or such non-compliance or default, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(c)             To the Knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, any agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries has (i) made any bribe, influence payment, kickback, payoff or any other type of payment that would be unlawful under any applicable anti-corruption Law, or (ii) offered, paid, promised to pay, or authorized any payment or transfer of, anything of value, directly or indirectly, to any Government Official for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, any Person.

Section 4.19            Properties.

(a)             Except as would not have a Material Adverse Effect, the Company or a Subsidiary thereof have good title to, or good and valid leasehold interests in, all property and assets reflected on the Financial Statements or acquired after the most recent balance sheet included in the SEC Documents, except as have been disposed of since the most recent balance sheet included in the SEC Documents in the ordinary course of business and not in violation of this Agreement, in each case, free and clear of Liens, except for Permitted Liens.

(b)             Section 4.19(b) of the Company Disclosure Schedule sets forth a list of the address of each real property that the Company or any of its Subsidiaries holds leasehold interests and is material to the business of the Company and its Subsidiaries taken as a whole (the “Company Material Properties”), name of the entity leasing, and whether such property is leased or subleased.

(c)             The Company or a Subsidiary thereof owns leasehold interests to each Company Material Property, in each case, free and clear of Liens, except for Permitted Liens, and each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (whether as lessor or lessee) is valid and in full force and effect, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any other party to a lease, sublease or license, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such lease, sublease or license, other than in each case, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The performance by the Company of this Agreement and the transactions contemplated hereby will not result in the termination of, or in any increase of any material amounts payable under, or will require the consent or approval from any party to, any such lease, sublease or license that is material to the business of the Company and its Subsidiaries.

(d)             No certificate, variance, permit or license from any Governmental Entity necessary for the current use and operation of each Company Material Property has failed to be obtained or is not in full force and effect, and neither the Company nor any of its Subsidiaries has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.20            Information in the Schedule 13E-3 and the Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the definitive Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at the time of the Shareholder Meeting, and at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 and the definitive Proxy Statement, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The representations and warranties contained in this Section 4.20 will not apply to statements or omissions included in the Schedule 13E-3 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.21            Opinion of Financial Advisors. The Special Committee has received the opinion of the Company Financial Advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Excluded Shares), as applicable, is fair, from a financial point of view, to such holders. The Company shall, promptly following receipt of the written opinion of its Company Financial Advisor, furnish an accurate and complete copy to Parent solely for informational purposes.

Section 4.22            Insurance. The Company and its Subsidiaries are either self-insured or have policies of insurance that afford coverage to the Company, its Subsidiaries and/or any of their respective employees, directors, properties or assets, in such amounts and with respect to such risks and losses, which the Company believes are adequate in all material respects for the operation of its business. The insurance policies are in full effect, no written notice of cancellation has been received by the Company or any of its Subsidiaries under such policies, and there is no existing default or event which, with the giving of notice or lapse of time or both, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The Company has no reason to believe that it or any of its Subsidiaries will not be able to (a) renew its existing insurance policies as and when such policies expire, or (b) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost. The Company and its Subsidiaries do not maintain any material insurance policies or material self-insurance programs and arrangements, each of which obligates the Company or any of its Subsidiaries to pay, or under each of which the Company or any of its Subsidiaries expects to incur an annual insurance premium in excess of US$2 million, relating to the business, assets and operations of the Company and its Subsidiaries, other than any mandatory or statutory insurances the Company or any of its Subsidiaries may be required to maintain for its employees, directors, officers or contractors for the avoidance of doubt.

Section 4.23            Interested Party Transactions. None of the officers or directors of the Company is presently a party to any transaction with the Company or any of its Subsidiaries that would be required to be reported under Item 7.B. of Form 20-F under the Exchange Act (other than for services as officers, directors and employees of the Company or any of its Subsidiaries), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries, (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including Company Options and Company RSU Awards, in each case, in the ordinary course of business and consistent with past practice.

Section 4.24            Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.25            Anti-Takeover Provisions. Except for as disclosed in Section 4.25 of the Company Disclosure Schedule, there are no “fair prices,” “moratoriums,” “business combinations,” “control share acquisitions” or other similar forms of anti-takeover statutes or regulations enacted under any Laws, or “poison pills”, “shareholder rights plans” or similar Contracts to each of which the Company is a party with respect to any shares of capital stock of the Company, or similar provisions under the Company Governing Documents and the constitutional documents of the Subsidiaries of the Company (collectively, “Takeover Statute”), in each case applicable to this Agreement, the Merger or the other Transactions. The Company has taken all necessary actions to exempt this Agreement, the Merger and the other Transactions from any Takeover Statute applicable to this Agreement, the Merger or the other Transactions.

Section 4.26            No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person makes any other express or implied representation or warranty with respect to any Group Company or its business, or with respect to any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. The Company will not have or be subject to any liability or indemnity obligations to Parent, Merger Sub or their respective Affiliates resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, on a joint and several basis, represent and warrant to the Company that:

Section 5.1            Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub (i) is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions (a “Parent Material Adverse Effect”). Parent has delivered to or made available to the Company, prior to the execution of this Agreement, (i) true and complete copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.

Section 5.2            Capitalization. As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value $1.00 per share, of which one (1) ordinary share is issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, directly owned by Parent, free and clear of any Lien other than any restrictions imposed by applicable Laws. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and it has not conducted any business prior to the date hereof and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to the Transaction Documents and the Transactions. Except for obligations or liabilities incurred in connection with its formation or relating to the Transactions, neither Parent nor Merger Sub has incurred and will, prior to the Effective Time, incur, directly or indirectly, any obligations or liabilities.

Section 5.3            Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by all necessary corporate actions, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 5.4            Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger or any of the other Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the memorandum and articles of association of Parent or Merger Sub, (b) require any filing by Parent or Merger Sub with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands, (iii) such filings with the SEC as may be required to be made by Parent in connection with this Agreement and the Merger, including the Schedule 13E-3, (iv) such filings as may be required under the rules and regulations of NYSE in connection with this Agreement or the Merger, (v) such filings as may be required in connection with state and local transfer Taxes, or (vi) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder), (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or (d) violate any Order or Law applicable to Parent, Merger Sub or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (A) any failure to obtain such permits, authorizations, consents or approvals, (B) any failure to make such filings, or (C) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.5            Available Funds and Equity Financing.

(a)             On or prior to the date of this Agreement, Parent has delivered to the Company true and complete copies of executed equity commitment letters from the Sponsors (collectively, the “Equity Commitment Letters”) pursuant to which each Sponsor has committed to purchase, or cause the purchase of, for cash or contributed equity, subject to terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth in its Equity Commitment Letter (the “Equity Financing”). The proceeds of the Equity Financing shall be used to finance the consummation of the Transactions.

(b)             As of the date hereof, (i) each Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent (subject to the Enforceability Exceptions) and, to the Knowledge of Parent, the other parties thereto (subject to the Enforceability Exceptions), (ii) no Equity Commitment Letter has been amended or modified and no such amendment or modification is contemplated (other than any amendment or modification which is or will be made in compliance with the terms of the Equity Commitment Letters or as permitted by this Section 5.5), and the respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any material respect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letters.

(c)             Assuming (i) the Equity Financing is funded in accordance with the Equity Commitment Letters, and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.1 and Section 8.2 or the waiver of such conditions, as of the date hereof, the net proceeds from the Equity Financing will be sufficient for Merger Sub and the Surviving Entity to pay (A) the Merger Consideration, and (B) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder, as applicable, to make the Equity Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereunder, under the Equity Commitment Letters. Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2 hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Commitment Letters or that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the time required to consummate the Transactions. Each Equity Commitment Letter provides that the Company is a third party beneficiary thereto with respect to the enforcement thereof. Parent and Merger Sub have fully paid any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Equity Financing prior to or in connection with the execution of this Agreement, and Parent and Merger Sub will pay when due all other commitment fees and other fees arising under the Equity Financing as and when they become due and payable thereunder. There are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party imposing conditions upon the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letters.

Section 5.6            Proxy Statements. None of the information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, at the time of the Shareholders Meeting, and at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7            Ownership of Equity Securities. As of the date hereof, other than as a result of this Agreement or as disclosed by any of the Rollover Shareholders on any Schedule 13D (including amendments thereof) filed with respect to the Company under the Exchange Act or as identified as “Rollover Shares” in the Rollover Agreements, none of Parent, Merger Sub or, to the Knowledge of Parent, Denlux or the Rollover Shareholders beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares, ADSs, Company Options or Company RSU Awards.

Section 5.8            Parent Group Contracts. Other than this Agreement, the Rollover Agreements, the Equity Commitment Letters, the Confidentiality Agreement, the Interim Consortium Agreement, and all the schedules, exhibits and amendments thereto that have been made available to the Company, there are no Contracts, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub, any Rollover Shareholder, Denlux or any of their respective Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any Subsidiary of the Company in their capacities as such, on the other hand, that relate in any way to the Transactions; or (ii) to which Parent, Merger Sub, any Rollover Shareholder, Denlux or any of their respective Affiliates is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of Equity Interests owned by it of a different amount or nature than the consideration that is provided in this Agreement or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.9            Litigation. There is no Legal Proceeding pending against (or to Parent’s Knowledge, threatened in writing against or naming as a party thereto), Parent, Merger Sub or their respective Affiliates that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent, Merger Sub nor their respective Affiliates is subject to any outstanding Order which has had or would reasonably be expected to, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10            Brokers; Expenses. No broker, investment banker, financial advisor or other Person, is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.

Section 5.11            Independent Investigation. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent, Merger Sub, its Affiliates and their respective Representatives has been provided access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE IV of this Agreement, (a) the Company does not make, and has not made, any representations or warranties relating to itself, its Subsidiaries or Affiliates or their respective business or otherwise in connection with the Merger or the other Transactions and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to itself, its Subsidiaries or Affiliates or their respective business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, (c) any estimates, projections, predictions, forecasts, plans, budgets, assumptions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of an express representation or warranty set forth in Article IV of this Agreement, and (d) there are uncertainties inherent in attempting to make the estimates, projections, predictions, forecasts, plans, budgets and assumptions referred to in clause (c) and Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of such estimates, projections, predictions, forecasts, plans, budgets and assumptions so furnished to them (including the reasonableness of the assumptions underlying such information), and that neither Parent nor Merger Sub is relying on any estimates, projections, predictions, forecasts, plans, budgets or assumptions, data, memoranda or presentations furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall hold any such Person liable with respect thereto, other than for fraud in connection therewith.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1            Conduct of Business. Except (a) as expressly contemplated by this Agreement, (b) as required by applicable Law, (c) as otherwise disclosed in Section 6.1 of the Company Disclosure Schedule, or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement pursuant to Section 9.1, the Company (x) shall and shall cause its Subsidiaries to, conduct its business in all material respects in the ordinary course of business and in a manner consistent with past practices, and use commercially reasonable efforts to preserve its business organization intact, comply with all applicable Laws in all material respects, and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors and those Persons with whom the Company or any of its Subsidiaries has business relationships that are material to the Company and its Subsidiaries, taken as a whole, (y) shall and shall cause its Subsidiaries to, use commercially reasonable efforts to keep available the services of their current officers and key employees, and (z) shall not, and shall cause its Subsidiaries not to:

(i)             amend its memorandum and articles of association or equivalent organizational documents;

(ii)             (A) split, combine, subdivide or reclassify any Equity Interests of the Company or any of its Subsidiaries; (B) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to Equity Interests of the Company or any of its Subsidiaries, except for the declaration and payment of dividends or other distributions (x) pursuant to the previously announced dividend policy or dividend declared prior to the date hereof and made available to Parent prior to the date hereof or (y) by the Company’s wholly owned Subsidiaries to the Company or to another wholly owned Subsidiary of the Company; and (C) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Equity Interests, except (x) as required by a Company Benefit Plan (including the Company Equity Plans) in accordance with its terms as in effect on the date hereof, (y) from holders of Company RSU Awards or Company Options or holders of the options or other types of awards under the BEST Asia Plan and the BEST CloudSoft Plan to purchase ordinary shares of BEST Asia Inc. and BEST CloudSoft Inc., respectively, in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the lapse of restrictions on, or exercise, settlement or vesting of, the Company RSU Awards, Company Options or any awards under the BEST Asia Plan and the BEST CloudSoft Plan, or (z) as agreed by the Company, Mr. Chou and Alibaba China in April 2024 for the Company to repurchase in 2024 and 2025 the remaining half, or US$75 million aggregate principal amount, of the 4.50% convertible senior notes due 2025 (the “2025 Convertible Notes”) held by Alibaba China, or as may be agreed by the Company, Mr. Chou and/or Alibaba China, or their respective successors and assigns, with respect to the remaining half of the 2025 Convertible Notes from time to time;

(iii)             except for (A) issuances by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary thereof, (B) the transfer or other disposition of securities solely between or among the Company and its wholly owned Subsidiaries, (C) issuances of restricted Shares or issuances as a result of the exercise of Company Options or settlement of Company RSU Awards in each case in accordance with their respective terms as in effect on the date hereof, or (D) issuances of Shares or ADSs as a result of the conversion of the 2025 Convertible Notes or the 1.75% convertible senior notes due 2024 in each case in accordance with their respective terms as in effect on the date hereof, issue, sell, pledge, dispose, encumber or grant any Shares, ADSs or any of the Company’s Subsidiaries’ Equity Interests;

(iv)             acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets, or otherwise), directly or indirectly, any assets, property, securities, interests or businesses at a total annual cost in excess of US$5 million in any single transaction or related series of transactions, in each case other than in the ordinary course of business;

(v)             sell, pledge, lease, assign, license or otherwise transfer, dispose of or encumber or create or incur any Lien (other than a Permitted Lien) on any property or assets of the Company or any of its Subsidiaries, except (A) increased obligations under existing Liens resulting from Indebtedness incurred in accordance with Section 6.1(vi), (B) with respect to (x) entering into new leases or new subleases of property or assets with an annual rent of no more than US$2 million in any single transaction, (y) any renewals of existing subleases, or (z) renewals of existing leases of property or assets with an annual rent of no more than US$4 million in any single transaction, (C) other than leases or subleases, with respect to property or assets with a value of less than US$5 million in any single transaction or related series of transactions, or (D) in the ordinary course of business.

(vi)             incur, create, assume, refinance or replace any Indebtedness for borrowed money in an amount in excess of US$5 million under any single instrument, issue or amend or modify the terms of any debt securities in an amount in excess of US$5 million, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person in an amount in excess of US$5 million, in each case other than inter-company Indebtedness to, for or otherwise for the benefit of the Company or any of its Subsidiaries or in the ordinary course of business, except (A) Indebtedness incurred under the Company’s or its Subsidiaries’ existing credit facilities as in effect on the date hereof, or (B) the refinancing of any existing Indebtedness of the Company or any of its Subsidiaries to the extent that (x) the material terms and conditions of any newly incurred Indebtedness are reasonable market terms, and (y) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing;

(vii)             make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants) in an amount in excess of US$3 million per annum, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, in each case other than in the ordinary course of business of the Company or any of its Subsidiaries or by the Company or a Subsidiary thereof to the Company or a Subsidiary thereof;

(viii)             enter into, renew, materially modify or amend, terminate, or waive, release, compromise or assign any rights or claims under, any Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Material Contract) in each case not in the ordinary course of business, other than (A) any termination or renewal in accordance with the terms of any existing Material Contract that occur automatically without any action by the Company or any of its Subsidiaries, (B) as may be reasonably necessary to comply with the terms of this Agreement, or (C) actions permitted under Section 6.1(v);

(ix)             settle or compromise any legal action, suit or arbitration proceeding, in each case made or pending against the Company or any of its Subsidiaries, including any such matter relating to Taxes or the ownership of the Shares or ADSs, other than settlements (A) requiring the Company or its Subsidiaries to pay monetary damages not exceeding US$500,000), (B) covered by existing insurance, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(x)             (A) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan or collective bargaining agreement, or any plan, program, policy, or arrangement that would be a Company Benefit Plan, (B) materially increase the compensation, severance, perquisites or fringe benefits payable or to become payable to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (C) pay any bonus or severance pay to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries other than in the ordinary course of business or in accordance with the terms of a Company Benefit Plan as in effect on the date hereof, (D) grant any stock options, stock appreciation rights, restricted shares, restricted stock units or equity-based compensatory awards, (E) accelerate the payment, right to payment or vesting of any compensation or benefits, including any Company Options or Company RSU Awards, other than as contemplated by Section 3.4, or (F) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or any plan, program, policy, practice or arrangement that would be a Company Benefit Plan; except, in the case of each of clauses (A) through (F), as required by applicable Law;

(xi)             make any material change to its methods of accounting in effect at March 31, 2024, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change with respect to accounting policies, unless required by GAAP or a competent Governmental Entity;

(xii)             enter into any new line of business material to the Company and its Subsidiaries taken as a whole;

(xiii)             make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xiv)             adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization of the Company or any of its Subsidiaries;

(xv)             amend or modify the compensation terms or any other obligations of the Company contained in the engagement letters entered into with the Company Financial Advisor, in a manner materially adverse to the Company, any of its Subsidiaries or Parent or engage other financial advisers in connection with the Transactions;

(xvi)             make or incur any capital expenditures (or any obligations or liabilities in respect thereof) except for ordinary course capital expenditures not to exceed US$5 million in a single instance per annum;

(xvii)             transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company IP Rights (other than non-exclusive end-user licenses in connection with the sale of Company Products), or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company), in each case not in the ordinary course of business (other than providing access to Company Source Code to current employees and consultants of the Company or its Subsidiaries involved in the development of the Company Products on a need to know basis);

(xviii)           abandon, fail to maintain or allow to lapse, including by failure to pay the required fees in any jurisdiction, or disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company IP Rights or develop, create or invent any material Intellectual Property jointly with any third party;

(xix)             fail to keep in force insurance policies that (x) provide insurance coverage with respect to the assets, operations and activities of the Company or any of its Subsidiaries and (y) each obligates the Company or any of its Subsidiaries to pay, or under each of which the Company or any of its Subsidiaries expects to incur an annual insurance premium in excess of US$2 million as are currently in effect and are material to the Company or any such Subsidiary of the Company;

(xx)             take any action that is intended or would reasonably be expected to, result in any of the conditions to the Merger set forth in ARTICLE VIII not being satisfied;

(xxi)             fail to make any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xxii)             agree, resolve or authorize or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ operations.

Section 6.2            Compliance. Each of Parent and Merger Sub agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to ARTICLE IX, it shall not: (i) take any action or fail to take any action which is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would reasonably likely to have a Parent Material Adverse Effect.

Section 6.3            Proxy Statement and Schedule 13E-3.

(a)             As soon as practicable following the date hereof, the Company shall prepare and cause to be filed with the SEC, with the assistance of Parent and Merger Sub, the Proxy Statement. Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Subject to Section 6.5, the Company shall include the Company Board Recommendation in the Proxy Statement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable and timely assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and in any event within twenty-four (24) hours and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. Nothing in this Section 6.3 is intended to restrict or preclude the Company Board or the Special Committee from effecting a Change of Recommendation on the terms and subject to the condition set forth in this Agreement.

(b)             Each of the Company, Parent and Merger Sub shall furnish all information concerning itself and its respective Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement, and each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub, the Company or their respective Affiliates or Representatives, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares (including the Shares represented by the ADSs) and at the time of the Shareholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such Party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the holders of the Shares (including the Shares represented by the ADSs) to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Parties and their Representatives a reasonable opportunity to comment thereon.

Section 6.4            Shareholder Meeting.

(a)             As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, but in any event no later than twenty (20) days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholder Meeting (the “Record Date”) and shall not change such Record Date or establish a different record date for the Shareholder Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Laws; and in the event that the date of the Shareholder Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing or as required by applicable Laws or stock exchange requirement, the Company shall, if possible, implement such adjournment, postponement or other delay in such a way that the Company does not need to establish a new Record Date for the Shareholder Meeting, as so adjourned, postponed or delayed, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (iii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.4(b), without the prior written consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholder Meeting.

(b)             As soon as practicable but in any event no later than fifty (50) days after the date of mailing the Proxy Statement, the Company shall hold the Shareholder Meeting. Subject to Section 6.5, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement, and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take all other action necessary or advisable to secure the Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement but subject to Section 6.4(c), unless this Agreement is validly terminated prior to the Shareholder Meeting in accordance with ARTICLE IX, (x) the Company’s obligations pursuant to this Section 6.4 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal, and (y) the Company’s obligations pursuant to this Section 6.4 (other than the second sentence of this Section 6.4(b)) shall not be limited or otherwise affected by any Change of Recommendation.

(c)             Notwithstanding Section 6.4(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholder Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholder Meeting, (ii) as otherwise required by applicable Law, (iii) if as of the time for which the Shareholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholder Meeting, or (iv) if (x) an Intervening Event has occurred or the Company has received an Acquisition Proposal pursuant to Section 6.5 and (y) the Special Committee determines in its good faith judgment upon advice by outside legal counsel and independent financial advisor that the failure to take such action would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law; provided, that in the foregoing subsection (iv), any such adjournment shall be for the sole purpose that the Parties may fully negotiate proposed modifications to the terms and conditions of this Agreement or the Equity Financing and/or that Parent or its Representatives may make a presentation to the Company Board or the Special Committee in connection with an Acquisition Proposal or an Intervening Event pursuant to Section 6.5(c) or (d), respectively. If the Shareholder Meeting is adjourned, the Company shall convene and hold the Shareholder Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that the Company shall not recommend to its shareholders the adjournment of the Shareholder Meeting to a date that is less than five (5) Business Days prior to the Outside Date.

(d)             Notwithstanding Section 6.4(b), Parent may request that the Company adjourn the Shareholder Meeting for up to sixty (60) days (but in any event no later than fifteen (15) days prior to the Outside Date), (i) if as of the time for which the Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholder Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Shareholder Approval, or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholder Meeting, in which event the Company shall, in each case, cause the Shareholder Meeting to be adjourned in accordance with Parent’s request.

(e)             At the Shareholder Meeting, and any other meeting of the shareholders of the Company called to seek the Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, Parent shall (i) vote, or cause to be voted, all Shares held directly or indirectly by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power at such Shareholder Meeting in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (ii) if necessary, enforce the Interim Consortium Agreement and other applicable Parent group Contract(s) to cause the Rollover Shareholders to vote in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.5            No Solicitation of Transactions.

(a)         From the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with ARTICLE IX:

(i)             the Company and its Subsidiaries shall not, and shall cause their respective Representatives not to, directly or indirectly:

(A)             solicit, initiate or take any other action knowingly to facilitate or encourage any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(B)             engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(C)             provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of an Acquisition Proposal or the intent to encourage, facilitate or assist an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(D)             approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) providing for, relating to, or reasonably be expected to result in any Acquisition Proposal (each, an “Alternative Acquisition Agreement”);

(E)             amend or grant any waiver or release under any confidentiality, standstill or similar agreement, to which the Company or any of its Subsidiaries is a party, with respect to any class of Equity Interests of the Company or any of its Subsidiaries in connection with any Acquisition Proposal (provided that if the Company Board determines in its good faith judgement upon the recommendation of the Special Committee, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law, the Company may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make an Acquisition Proposal to the Company Board on a confidential basis); or

(F)             resolve, propose or agree to do any of the foregoing; and

(ii)             except as expressly permitted by this Section 6.5, the Company and its Subsidiaries shall, and shall cause its Subsidiaries and its and their respective directors and officers to, and shall direct their respective Representatives to, promptly cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly (A) terminate all access of any Person (other than Parent and its Representatives) to any electronic data room maintained by the Company in connection with any Acquisition Proposal and (B) request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Acquisition Proposal, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(b)             Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Shareholder Approval, the Company, its Subsidiaries and its and their respective Representatives may, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.5 (in each case other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub):

(i)             contact the Person or group of Persons who has made such Acquisition Proposal solely (A) to clarify and understand the terms and conditions thereof solely to the extent the Company Board (upon the recommendation of the Special Committee), or the Special Committee, shall have determined in good faith that such contact is necessary to clarify ambiguities in the terms or conditions proposed in order to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (B) to notify such Person of the restrictions of this Section 6.5;

(ii)             provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within twenty-four (24) hours) make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; or

(iii)             engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 6.5(b)(ii) or Section 6.5(b)(iii) above, the Company Board (upon the recommendation of the Special Committee), or the Special Committee, shall have determined in its good faith judgement based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and that failure to take such action would reasonable be expected to constitute a breach of the directors’ fiduciary duties under applicable Laws.

(c)             Notwithstanding anything to the contrary set forth in this Agreement but subject to compliance by the Company with this Section 6.5, at any time prior to obtaining the Shareholder Approval, the Company Board or the Special Committee may effect a Change of Recommendation in connection with an Acquisition Proposal, if and only if:

(i)             the Company Board (upon the recommendation of the Special Committee) or the Special Committee determines in its good faith judgment after consultation with its independent financial advisor and outside legal counsel, in response to an unsolicited bona fide Acquisition Proposal that did not result from any breach of this Section 6.5 (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub), that such Acquisition Proposal constitutes a Superior Proposal and that failure to effect a Change of Recommendation with respect to such Acquisition Proposal would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Laws;

(ii)             prior to effecting a Change of Recommendation in connection with an Acquisition Proposal in accordance with this Section 6.5(c), (A) the Company shall have provided prior written notice (the “Change Notice”) to Parent that the Company Board has resolved to effect a Change of Recommendation pursuant to Section 6.5(c)(i), describing in reasonable detail the reasons for such Change of Recommendation (which notice shall specify the identity of the party making the Acquisition Proposal and the material terms thereof (including the consideration offered therein), and expressly state that the Company has received an Acquisition Proposal that the Company Board intends to declare is a Superior Proposal, and that the Company Board intends to effect a Change of Recommendation, and shall be delivered with complete and unredacted copies of the Acquisition Proposal, together with the most current version of any proposed Alternative Acquisition Agreement (which version shall be updated on a prompt basis) together with all other relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), and (B) the Company (1) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong time on the day of delivery by the Company to Parent of such Change Notice (or, if delivered after 5:00 p.m. Hong Kong time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong time on the next Business Day) and ending ten (10) Business Days later at 5:00 p.m. Hong Kong time (the “Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Equity Financing so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (2) shall permit Parent and its Representatives during the Notice Period to make a presentation to the Company Board or the Special Committee regarding this Agreement or the Equity Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new Change Notice to Parent and comply again with the requirements of this Section 6.5(c)(ii) with respect to such new Change Notice; provided, further, that with respect to the new Change Notice to Parent, the Notice Period shall be deemed to be a five (5) Business Day period rather than the ten (10) Business Day period first described above (it being understood that there may be multiple such renewed Notice Periods); and

(iii)             following the end of the Notice Period (and any renewed period thereof), the Company Board (upon the recommendation of the Special Committee) or the Special Committee shall have determined in its good faith judgement (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement or the Equity Financing in writing, and any other information provided by Parent, that the Acquisition Proposal continues to constitute a Superior Proposal and failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Laws.

(d)             Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Shareholder Approval is obtained, if an Intervening Event has occurred, the Company Board (upon the recommendation of the Special Committee) or the Special Committee may make a Change of Recommendation (other than in response to a Superior Proposal, which shall be governed by Section 6.5(c)) if (i) the Company Board (upon the recommendation of the Special Committee) or the Special Committee determines in its good faith judgment after consultation with its independent financial advisor and outside legal counsel that, in light of an Intervening Event, failure to make a Change of Recommendation would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law; (ii) the Company shall have provided a prior written notice to Parent (the “Intervening Event Notice”) that the Company Board intends to effect a Change of Recommendation in connection with such Intervening Event, which notice shall specify the nature of the Intervening Event in reasonable detail; (iii) after providing such Intervening Event Notice and prior to making such Change of Recommendation in connection with such Intervening Event, the Company (A) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong time on the day of delivery by the Company to Parent of such Intervening Event Notice (or, if delivered after 5:00 p.m. Hong Kong time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong time on the next Business Day) and ending five (5) Business Days later at 5:00 p.m. Hong Kong time (the “Intervening Event Notice Period”), negotiate in good faith with Parent and its Representatives (to the extent that Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Equity Financing in a manner that obviates the need for such Change of Recommendation or so that failure to effect a Change of Recommendation would no longer reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Laws, and (B) shall permit Parent and its Representatives during the Intervening Event Notice Period to make a presentation to the Company Board or the Special Committee regarding this Agreement or the Equity Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); and (iv) following the end of such Intervening Event Notice Period, the Company Board (upon the recommendation of the Special Committee) or the Special Committee shall have determined in its good faith judgment (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement or the Equity Financing, and any other information provided by Parent, that failure to effect a Change of Recommendation with respect to such Intervening Event would still be reasonably expected to constitute a breach of the directors’ fiduciary duties under applicable Laws.

(e)             Nothing contained in this Section 6.5 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company) or from making any legally required disclosure.

(f)             The Company agrees that it will as promptly as practicable (and, in any event, within forty-eight (48) hours) notify Parent in writing if it or, to its knowledge, any of its Representatives becomes aware that any Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) is received by, any non-public information in connection with any Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) is requested from, or any discussions or negotiations in connection with any Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) are sought to be initiated or continued with, the Company, the Company Board (or any committee thereof) or any Representative of the foregoing, and such notice shall expressly state the identity of the Person or group of Persons making such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) and the material terms and conditions of such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal), together with copies of any written materials relating thereto provided to the Company, the Company Board (or any committee thereof) or any Representative of the foregoing, and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of any material change to the terms of any such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) and the status of any such discussions or negotiations, together with copies of any written materials relating thereto provided to the Company, the Company Board (or any committee thereof) or any Representative of the foregoing.

(g)             For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)             “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent and Merger Sub) relating to (A) any direct or indirect acquisition, license or purchase of a business that constitutes twenty percent (20%) or more of the total revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (B) any direct or indirect acquisition, purchase or issuance of twenty percent (20%) or more of any class of Equity Interests of the Company, (C) any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty-percent (20%) or more of any class of Equity Interests of the Company, or (D) any merger, amalgamation, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes twenty percent (20%) or more of the total revenues, net income or assets of the Company and its Subsidiaries, taken as a whole); provided that the Merger shall not be deemed an Acquisition Proposal.

(ii)             “Intervening Event” means a material change, event, occurrence or development that occurs or arises after the date of this Agreement affecting or with respect to the Company and its Subsidiaries or their business, assets or operations, taken as a whole, that was not known or reasonably foreseeable to either the Company Board or the Special Committee on the date of this Agreement, which change, event, occurrence or development becomes known to the Company Board or the Special Committee before receipt of the Shareholder Approval; provided that any change, event, occurrence or development that (A) involves or relates to the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal (which, for purposes of this definition, should be read without reference to any percentage set forth in the definitions of “Acquisition Proposal” or “Superior Proposal”) or any inquiry relating thereto or the consequences thereof, (B) results from a breach of this Agreement by the Company, (C) involves or relates to the market price or trading volume of the Shares or the ADSs, in and of itself, after the date of this Agreement, (D) relates to Parent, Merger Sub or any of their respective Affiliates, (E) relates to changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, and (F) relates to or results from the fact alone that the Company meets or exceeds any internal or published forecasts or projections for any period, shall not be taken into account in determining the existence of, an Intervening Event.

(iii)             “Superior Proposal” means an unsolicited bona fide and written Acquisition Proposal (provided that each reference to twenty percent (20%) in the definition of Acquisition Proposal should be replaced with fifty percent (50%)), which the Company Board (upon the recommendation of the Special Committee) or the Special Committee, in its good faith judgement, determines (A) would be reasonably likely to be consummated in accordance with its terms and (B) would, if consummated, result in a transaction that is more favorable to the shareholders of the Company (other than holders of the Excluded Shares) than the Transactions, in each case, after (x) consultation with its independent financial advisor and outside legal counsel and (y) taking into account all such factors and matters deemed relevant in good faith by the Company Board or the Special Committee, including legal, financial, regulatory or other aspects of such Acquisition Proposal (including any consent or approval required by any Governmental Entity, shareholders of the Company or any Person, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation, the sources, availability, terms and certainty of any financing, financing market conditions and the existence of any financing contingency) and the Transactions and after taking into account any changes to the terms of this Agreement offered in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 6.5(c); provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if the consummation of the transaction contemplated by such offer is conditional upon (1) such Acquisition Proposal is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making the offer or (2) receipt of financing.

(h)             Notwithstanding anything to the contrary set forth in this Section 6.5, the Company acknowledges and agrees that (i) any violation of the restrictions or obligations set forth in this Section 6.5 by any Subsidiary of the Company or their or the Company’s Representatives shall constitute a breach of this Section 6.5 by the Company, and (ii) it shall not nor shall it permit its Subsidiaries to enter into any agreement that prohibits or restricts the Company from providing to Parent the information contemplated by this Section 6.5 or otherwise complying with this Section 6.5.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1            Access; Confidentiality; Notice of Certain Events.

(a)             From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior written notice, give (i) Parent, its officers, employees and authorized Representatives, reasonable access during normal business hours to all of the Company’s books, records, officers, employees, agents, offices and other assets, Contracts, facilities and properties, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information (including the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) as such Persons may reasonably request and (iii) instruct the employees, consultants, agents, counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries; provided that all such access shall be coordinated through the Company or its Representatives. The terms of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 7.1. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to, or to disclose information, to the extent such access or disclosure would (A) jeopardize the attorney-client or similar privilege of the Company or any of its Subsidiaries, (B) contravene any applicable Law (including with respect to any competitively sensitive information, if any), (C) violates any of its obligations with respect to confidentiality or (D) interfere with the normal operations of the Company or any of its Subsidiaries.

(b)             The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Entity or Parent, (ii) of any Legal Proceeding commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, or, in the case of the Company, any of the assets or properties of the Company or any of its Subsidiaries, in each case, that is, or is reasonably likely to be, material to the Company and its Subsidiaries, taken as a whole; (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate, would or would reasonably be expected to have, a Parent Material Adverse Effect, (B) individually or in the aggregate, would or would reasonably be expected to have, a Material Adverse Effect, or (C) individually or in the aggregate, causes or is reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein, or the failure of any of the conditions set forth in ARTICLE VIII of this Agreement to be satisfied, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in ARTICLE VIII.

Section 7.2            Efforts; Consents and Approvals.

(a)             Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain, or cause their Affiliates to obtain, from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any Legal Proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (iii) as promptly as reasonably practicable after the date hereof, make, or cause their Affiliates to make, all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Transactions under other applicable Law; provided, that the Parties will cooperate with each other in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b)             The Parties will give (or will cause their respective Affiliates to give) any notices to third parties (other than Government Entities), and use, and cause their respective Affiliates to use, their commercially reasonable efforts to obtain any third-party (other than Government Entities) consents necessary or required to consummate the Transactions.

(c)             Without limiting the generality of anything contained in this Section 7.2, each Party will, and will cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or other Legal Proceeding by or before any Governmental Entity with respect to the Merger, any of the other Transactions; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or other Legal Proceeding; and (iii) promptly inform the other Parties of any communication to or from any Governmental Entity regarding the Merger. Each Party will consult and cooperate, and will cause its Affiliates to consult and cooperate, with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger, any of the other Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or other Legal Proceeding, each Party will permit, and will cause its Affiliates to permit, authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or other Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Legal Proceeding.

(d)             Notwithstanding the foregoing, nothing contained in this Agreement will require, or be construed to require, Parent or any of its Affiliates to, and neither the Company nor any of its Subsidiaries shall, proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or any of its Affiliates’ (including, after the Effective Time, the Company or its Subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Entity (any of the actions referred to in this Section 7.2(d), a “Non-Required Remedy”).

Section 7.3            Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or any Government Entities or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such Party shall provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required to provide any such review or comment to Parent, in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation; provided, further, that each Party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.3; provided, further, that the Company may communicate in the ordinary course with its employees, customers, suppliers and vendors with respect to the Transactions and the Transaction Documents as it deems appropriate, subject to the terms of the Confidentiality Agreement and Section 7.1.

Section 7.4            Directors’ and Officers’ Insurance and Indemnification.

(a)             Parent shall, and shall cause the Surviving Entity and each of the Company’s Subsidiaries to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), honor and fulfill in all respects the obligations of such Person to the fullest extent permissible under applicable Law, the Company Governing Documents and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”), to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company and its Subsidiaries) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

(b)             Notwithstanding anything to the contrary contained in this Section 7.4 or elsewhere in this Agreement, Parent and the Surviving Entity (x) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) shall not have any obligation under this Agreement to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable Order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise), and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Legal Proceeding of a Covered Person for which indemnification may be sought under this Section 7.4(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such Legal Proceeding and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c)             For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), the organizational and governing documents of the Surviving Entity and each of the Company’s Subsidiaries shall, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents and the organizational and governing documents of each of the Company’s Subsidiaries in effect on the date hereof (as the case may be) and shall not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d)             For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, if the Company in its sole discretion elects, by giving written notice to Parent at least five (5) Business Days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage); provided, further, that the annual premium shall not exceed the Base Premium.

(e)             The Covered Persons (and their successors and heirs) shall be third party beneficiaries of this Section 7.4. All rights under this Section 7.4 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 7.5            Takeover Statutes. The Parties and their respective board of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 7.6            Security Holder Litigation. The Company shall promptly notify Parent of any Legal Proceeding related to this Agreement, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (a “Transaction Litigation”) and shall keep Parent informed on a reasonably prompt basis regarding any development of such Transaction Litigation. The Company shall give Parent a reasonable opportunity to (a) participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with counsel to the Company regarding the defense, settlement or prosecution of any such Transaction Litigation; provided that the Company shall not compromise or settle any Transaction Litigation or consent to the same without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 7.6, any matters relating to Dissenting Shares shall be governed by Section 3.3.

Section 7.7            Director Resignations. Upon the written request of Parent at least ten (10) Business Days prior to the Effective Time, the Company shall use reasonable best efforts to cause each director of the Company designated by Parent and in office immediately prior to the Effective Time to deliver to Parent resignations, effective as of Effective Time, with respect to their service as directors of the Company.

Section 7.8            Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Surviving Entity from NYSE and the deregistration of the Ordinary Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.9            Management. In no event shall Parent or Merger Sub or any of their respective Affiliates enter into any Contracts that are effective prior to the Closing with any member of the Company’s or its Subsidiaries’ management or any other employees of the Company or its Subsidiaries that contain any terms that prohibit or restrict such member of management or such employee from exercising such person’s duties in such capacity in connection with any action taken by the Company with respect to an Acquisition Proposal in accordance with this Agreement.

Section 7.10            Further Assurances. Each Party agrees that, from time to time after the Closing Date, it will execute and deliver, or cause its Affiliates to execute and deliver, such further instruments, and take (or cause its Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Section 7.11            Parent/Merger Sub/Rollover Shareholder/Denlux Actions. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Articles IV, VI and VII hereof, if the alleged breach is the proximate result of action or inaction by the Company or its Subsidiaries at the sole direction of Parent, Merger Sub, any Rollover Shareholder, Denlux or any directors of the Company appointed by such Rollover Shareholder in writing without any approval by or direction from the Special Committee. Neither Parent nor Merger Sub shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent Parent, Merger Sub, any Rollover Shareholder, Denlux or any Representative thereof that is an executive officer or director of the Company or its Subsidiaries has actual knowledge, or should have knowledge after due inquiry, of such breach or inaccuracy as of the date hereof.

Section 7.12            Obligations of Merger Sub. Parent shall procure that Merger Sub performs its obligations under this Agreement and consummates the Transactions on the terms and subject to the conditions set forth in this Agreement.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1            Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)             Shareholder Approval. The Shareholder Approval shall have been obtained in accordance with the CICA and the Company Governing Documents; and

(b)             Laws and Orders. No Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) shall have issued, promulgated, enforced or entered any Order that is in effect and enjoins or prohibits the consummation of the Transactions, or imposes a Non-Required Remedy.

(c)             Creditor consent. The consent of each holder of a fixed or floating security interest of the Company (if any) to the Merger shall have been obtained, in accordance with Section 233(8) of the CICA.

Section 8.2            Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following conditions:

(a)             Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.1, Section 4.2 (other than the first two sentences of Section 4.2(a)), Section 4.3, Section 4.4, Section 4.24 and Section 4.25 (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties of the Company set forth in the first two sentences of Section 4.2(a) and Section 4.8(b) shall be true and correct in all respects (except for de minimis inaccuracies with respect to the first two sentences of Section 4.2(a)) as of the date hereof and as of the Closing Date as though made as of the Closing Date, and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (x) in the case of each of clauses (i), (ii) and (iii), representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date, and (y) in the case of subclause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect.

(b)             Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)             No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred that is continuing.

(d)             Dissenting Shareholders. Shareholders of the Company holding less than seven and one-half percent (7.5%) of the total issued and outstanding Shares immediately prior to the Effective Time shall have validly served and not withdrawn a notice of objection under Section 238(2) of the CICA.

(e)             Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by an officer of the Company, certifying to the satisfaction of the conditions specified in Section 8.2.

Section 8.3            Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following conditions:

(a)             Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (i) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date, and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent and Merger Sub to the foregoing effect.

(b)             Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent and Merger Sub to such effect.

Section 8.4            Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure were caused by such Party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

ARTICLE IX

TERMINATION

Section 9.1            Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned, at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval (except as otherwise stated below) as follows:

(a)             by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee);

(b)             by either Parent or the Company (acting upon the recommendation of the Special Committee), if there has been a breach or failure to perform by the other Party or Parties of any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure (i) in the case of a breach or failure by the Company, would result in the conditions in Section 8.2(a) or Section 8.2(b) not being satisfied, and (ii) in the case of a breach or failure by Parent or Merger Sub, would result in the conditions in Section 8.3(a) or Section 8.3(b) not being satisfied, and in each case such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of written notice thereof by the defaulting Party from the non-defaulting Party, or (y) three (3) Business Days before the Outside Date; provided, however, that this Agreement may not be terminated pursuant to this Section 9.1(b) by any Party if such Party is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have been the primary cause of the failure of a condition to the consummation of the Merger to be satisfied;

(c)             by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 pm, New York City time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement in any manner shall have been the primary cause of the Effective Time not occurring on or prior to the Outside Date;

(d)             by Parent at any time prior to the receipt of the Shareholder Approval, if a Change of Recommendation shall have occurred;

(e)             by the Company at any time prior to the receipt of the Shareholder Approval, if (i) the Company Board (acting upon the recommendation of the Special Committee) shall have effected a Change of Recommendation in light of a Superior Proposal in accordance with Section 6.5(c) and authorized the Company to enter into an Alternative Acquisition Agreement effecting such Superior Proposal and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into such Alternative Acquisition Agreement; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) unless the Company has complied in all material respects with the requirements of Section 6.5 with respect to such Superior Proposal and Alternative Acquisition Agreement;

(f)             by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other Transactions; provided, however, the party seeking to terminate this Agreement pursuant to this Section 9.1(f) shall have used reasonable best efforts to prevent the entry of and to remove such Order in accordance with Section 7.2; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of such Order;

(g)             by either the Company or Parent, if the Shareholder Approval shall not have been obtained after the final adjournment of the Shareholder Meeting at which a vote on such approval was taken, provided that Parent may not terminate this Agreement pursuant to this Section 9.1(g) if such failure to obtain the Shareholder Approval is a result of a breach of Parent or Merger Sub of this Agreement or a breach by any Rollover Shareholder of the Interim Consortium Agreement;

(h)             by the Company if (i) all of the conditions in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 8.3 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.3, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent shall have failed to effect the Closing within ten (10) Business Days following its receipt of the written notice from the Company; or

(i)             by the Company at any time prior to the receipt of the Shareholder Approval, if the Company Board (acting upon the recommendation of the Special Committee) shall have effected a Change of Recommendation in light of an Intervening Event in accordance with Section 6.5(d).

Section 9.2            Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which termination is made, and this Agreement shall forthwith become null and void, except that this Section 9.2 and Section 10.3 through Section 10.11 (and any related definitions contained in any such Sections or Article) shall survive such termination.

ARTICLE X

MISCELLANEOUS

Section 10.1            Amendment and Modification; Waiver.

(a)             Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Shareholder Approval, as applicable, by written agreement of the Parties by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their respective board of directors, and (ii) with respect to the Company, by the Company Board (acting upon recommendation of the Special Committee); provided, however, that after the approval of the Merger by the shareholders of the Company, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)             At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.2            No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.3            Expenses. All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.4            Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt (or, in the case of electronic mail, when no error message is generated) when transmitted by facsimile transmission or by electronic mail or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

Special Committee of the Board of Directors

BEST Inc.

2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou

Zhejiang Province 310013

The People’s Republic of China

Attention:	Mr. Ying Wu
Mr. Wenbiao Li
Mr. Klaus Anker Petersen
Email:	ywu@cn-cap.com
bli@waldenintl.com
klaus@kap-partners.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

46th Floor, JingAn Kerry Centre, Tower II	30th Floor, China World Office 2
1539 Nanjing West Road	1 Jianguomenwai Avenue
Shanghai 200040, People’s Republic of China	Beijing 100004, People’s Republic of China

Attention:	Haiping Li, Esq.
Peter X. Huang, Esq.
Yuting Wu, Esq.
Email:	haiping.li@skadden.com
peter.huang@skadden.com
yuting.wu@skadden.com

and

if to Parent or Merger Sub, to:

BEST Global Partners

190 Elgin Avenue, George Town

Grand Cayman KY1-9008

Cayman Islands

Attention:

Mr. Shao-Ning Johnny Chou

Email: jchou@best-inc.com

Mr. George Chow

Email: georgechow@best-inc.com

with copies to (which shall not constitute notice):

Fangda Partners

One Exchange Square, 26/F

8 Connaught Place, Central

Hong Kong

Attention: Mark Lehmkuhler, Esq.

Tianyi Chen, Esq.

Email: mark.lehmkuhler@fangdalaw.com

tianyi.chen@fangdalaw.com

Section 10.5            Counterparts. This Agreement may be executed manually, electronically by email or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 10.6            Entire Agreement; Third-Party Beneficiaries.

(a)             This Agreement (including the Company Disclosure Schedule), the Confidentiality Agreement, the Rollover Agreement and the Equity Commitment Letters constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 9.1 hereof, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)             Except as provided in Section 7.4, this Agreement shall be binding upon and inure solely to the benefit of each Party and neither this Agreement (including the Company Disclosure Schedule) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 10.7            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 10.8            Governing Law; Jurisdiction.

(a)             This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York, without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub and the Company in the Surviving Entity, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)             Subject to the exception for jurisdiction of the courts of the Cayman Islands in Section 10.8(a), any Legal Proceedings arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 10.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive−type damages. The award of the arbitration tribunal shall be final and binding upon the disputing Parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action, or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

(c)             Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in the HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

Section 10.9            WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.9.

Section 10.10            Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Merger Sub may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.11            Enforcement; Remedies.

(a)             Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)             The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.11, including the limitations set forth in Section 10.11(d), it is agreed that any Party shall be entitled to seek specific performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including to seek an injunction to prevent breaches of this Agreement by the other Parties, and to seek an injunction, specific performance or other equitable relief to enforce the other Party’s obligation to consummate the Closing (and in the Company’s case also to cause the consummation of the Equity Financing contemplated in the Equity Commitment Letters), in addition to any other remedy by law or equity.

(c)             Notwithstanding anything herein to the contrary, the Company shall have the right to obtain an injunction, specific performance or other equitable relief to enforce Parent’s and Merger Sub’s obligations to consummate the Merger and the other Transactions only in the event that (i) all of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived and (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 8.3 have been satisfied or that it has waived any unsatisfied conditions set forth in Section 8.3.

(d)             The Parties’ right to specific performance is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such Order all in accordance with the terms of this Section 10.11.

(e)             If, prior to the Outside Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

[Remainder of Page Intentionally Left Blank]

IN WITNESS whereof this Agreement and Plan of Merger has been entered into by the parties on the day and year first above written.

BEST Inc.

By:	/s/ Ying Wu
Name:	Ying Wu
Title:	Director

[Project Silk - Signature Page to Agreement and Plan of Merger]

IN WITNESS whereof this Agreement and Plan of Merger has been entered into by the parties on the day and year first above written.

BEST Global Partners

By:	/s/ Shao-Ning Johnny Chou
Name:	Shao-Ning Johnny Chou
Title:	Authorized Signatory

[Project Silk - Signature Page to Agreement and Plan of Merger]

IN WITNESS whereof this Agreement and Plan of Merger has been entered into by the parties on the day and year first above written.

Phoenix Global Partners

By:	/s/ Shao-Ning Johnny Chou
Name:	Shao-Ning Johnny Chou
Title:	Authorized Signatory

[Project Silk - Signature Page to Agreement and Plan of Merger]

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on _______________, 2024

BETWEEN

(1)	BEST Inc., an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company” or the “Surviving Company”); and

(2)	Phoenix Global Partners, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Merging Company” and together with the Company, the “Constituent Companies”).

WHEREAS

(A)	The respective boards of directors of the Company and the Merging Company have approved the merger of the Constituent Companies, pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company in the merger (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated June 19, 2024 by and among BEST Global Partners, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), the Company and the Merging Company (the “Merger Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Act (as amended) (the “Companies Act”).

(B)	The shareholders of each of the Company and the Merging Company have approved and authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(C)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

Exhibit A

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company, which shall continue to be named “BEST Inc.”

(c)	The registered office of the Company at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of the Merging Company at the date of this Plan of Merger is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Following the effectiveness of the Merger, the registered office of the Surviving Company will be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(d)	Immediately prior to the Effective Time, the authorised share capital of the Company is US$20,000,000 divided into 2,000,000,000 shares comprising of (i) 1,858,134,053 Class A Ordinary Shares of a par value of US$0.01 each, (ii) 94,075,249 Class B Ordinary Shares of a par value of US$0.01 each and (iii) 47,790,698 Class C Ordinary Shares of a par value of US$0.01 each.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000 divided into 50,000 shares of a par value of US$1.00 each.

(f)	On the Effective Time, the authorised share capital of the Surviving Company shall be US$20,000,000 divided into 2,000,000,000 shares comprising of (i) 1,858,134,053 Class A Ordinary Shares of a par value of US$0.01 each, (ii) 94,075,249 Class B Ordinary Shares of a par value of US$0.01 each and (iii) 47,790,698 Class C Ordinary Shares of a par value of US$0.01 each.

Exhibit A

2.2	Effective Time

In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) (the “Effective Time”).

2.3	Terms and Conditions; Share Rights

(a)	The terms and conditions of the Merger are as set out in the Merger Agreement, and at the Effective Time, the shares in each Constituent Company shall be converted into shares in the Surviving Company or into other property in the manner and on the basis set out in, and otherwise in accordance with the terms and conditions of, the Merger Agreement, as follows:

(i)	Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled in exchange for the right to receive US$0.144 in cash per Share without interest (subject to adjustment pursuant to Section 3.1(f) of the Merger Agreement) (the “Per Share Merger Consideration”);

(ii)	Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with the underlying Class A Ordinary Shares represented by such ADSs, shall be cancelled in exchange for the right to receive US$2.88 in cash per ADS without interest (subject to adjustment pursuant to Section 3.1(f) of the Merger Agreement) (the “Per ADS Merger Consideration”), which shall be paid by the Company to the Depositary (in consideration for the cancellation of such Class A Ordinary Shares underlying the ADSs) and distributed by the Depositary to the holder of such ADSs;

(iii)	The Excluded Shares (and all ADSs representing such other Excluded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, without payment of any consideration or distribution therefor;

(iv)	Each Dissenting Share shall be cancelled and cease to exist in exchange for payment of the fair value of such Dissenting Share as determined in accordance with section 238 of the Companies Act, unless any holder of Dissenting Shares fails to exercise or withdraws or loses its right to dissent from the Merger in which event such Shares shall cease to be Dissenting Shares and shall be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon; and

Exhibit A

(v)	Each share of the Merging Company issued and outstanding and held by Parent immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and non-assessable Class A Ordinary Share of the Surviving Company.

(b)	At the Effective Time, the rights and restrictions attaching to the shares in the Surviving Company shall be as set out in the Memorandum and Articles of Association of the Company as in effect immediately prior to the Effective Time.

(c)	The Memorandum and Articles of Association of the Company immediately prior to the Merger shall continue to be the Memorandum and Articles of Association of the Surviving Company after the Merger.

(d)	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company after the Merger becomes effective are:

(i)	[˜]

(b)	There are no amounts or benefits paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.

Exhibit A

2.5	Secured Creditors

(a)	The Company has granted certain fixed and/or floating security interests that are outstanding as at the date of this Plan of Merger, details of which are set out in Annexure 2 hereto. The Company has obtained the consent to the Merger of each holder of such security interests pursuant to section 233(8) of the Companies Act.

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	VARIATION

3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	TERMINATION

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	COUNTERPARTS

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

Exhibit A

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

BEST Inc.

By:
Name:
Title:

Exhibit A

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

Phoenix Global Partners

By:
Name:
Title:

Exhibit A

ANNEXURE 1

MERGER AGREEMENT

ANNEXURE 2

SECURED CREDITORS

1.	The Company has granted a security interest over [details of the collaterals] in favor of [legal name of the creditor], acting in its capacity as [description of capacity] pursuant to [documents] dated [date] by and [between/among] [parties] and the Company. The address of such secured creditor is [address]. The Company has obtained the consent to the Merger of such secured creditor pursuant to section 233(8) of the Companies Act.

2.	The Company has granted a security interest over [details of the collaterals] in favor of [legal name of the creditor], acting in its capacity as [description of capacity] pursuant to [documents] dated [date] by and [between/among] [parties] and the Company. The address of such secured creditor is [address]. The Company has obtained the consent to the Merger of such secured creditor pursuant to section 233(8) of the Companies Act.

Exhibit A

Exhibit B

COMPANY DISCLOSURE SCHEDULE

Exhibit B

Exhibit C

SCHEDULE of qualified company options

Exhibit C